UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 24, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 24, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Management Proposal AGM/EGM 2025

Annual and Extraordinary Shareholders' Meeting
March 27th, 2025
Time: 02h30 p.m.
Location: Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

Summary

01 – Call Notice

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on March 27th, 2025, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2024;

(2) To resolve on the management's proposal for the allocation of the results of the 2024 fiscal year and the distribution of dividends by the Company;

(3) To resolve on the composition of the Board of Directors of the Company;

(4) To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado* Regulations");

(5) To elect the members of the Board of Director of the Company;

(6) To resolve on the composition of the Fiscal Council of the Company;

(7) To elect the effective and alternate members of the Fiscal Council; and

(8) To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2025 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 18th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand;

(2) To resolve on the reverse split of all common shares issued by the Company in the proportion of 100 (one-hundred) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 100 (one-hundred) shares, without changing the Company's share capital ("Operation");

(3) if the Operation is approved, authorize the Company's Board of Officers to define the date to start the procedures to implement the Operation, which should be within a period of 3 (three) months from the date of the Shareholders Meeting, as well as to perform all necessary acts to carry out the Operation; and

(4) To resolve on the reform and consolidation of the Company's By-laws.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the Shareholders disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 5, I, of CVM Resolution No. 81/2022 and for the purposes of CVM Resolution No. 70/2022, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Company's Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/1976.

3. The Ordinary and Extraordinary General Meeting will be held exclusively in person, according with the practice adopted by the Company in its meetings, with a view to ensuring full engagement, transparency and effectiveness in the resolutions. In this context, shareholders may participate in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, according the detailed guidelines below:

   a. **In-person**: The shareholder who chooses to participate the General Meeting in person must express your intention by sending a copy of the identity document proving your identity (ID card and CPF)

by e-mail to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send the respective supporting documentation by email to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting:

Natural person:

i. A power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; and

ii. Identity card and CPF number of the proxy.

Legal Entity:

(i) Power of attorney with specific powers, signed by the individual, with a notarized signature, or electronically, using ICP-Brasil certification;

(ii) Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the investment fund's current regulations; and

(iii) Identity card and CPF number of the proxy.

Representative of Corporate Shareholder/Investment Fund:

(i) Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the current regulations of the investment fund; and

(ii) Identity card and CPF number of the legal representative.

c. **By distance voting ballot:** The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents, the central depositary or the depositary institution of the Company's shares, or shall send the form directly to the Company, by e-mail to ri@timbrasil.com.br, or to the address indicated below, and, in any case, the ballot must be received up to four (4) days prior to the Shareholders' Meeting, that is, by March 23, 2025, as informed in the Voting Instructions.

4. The distance voting ballot is available at www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

5. The documents mentioned herein, when sent physically, must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Alberto Mario Griselli, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

6. Any queries regarding this Call Notice may be sent to the Investor Relations Department by e-mail to ri@timbrasil.com.br.

Rio de Janeiro (RJ), February 24th, 2025.

Nicandro Durante
Chairman of the Board of Directors

2. Management Report and Financial Statements of the Company for the year ended December 31, 2024

TIM S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2024

Dear Shareholders,

In compliance with the Circular Letter ANNUAL-2024-CVM/SEP, and as set forth in the CVM Resolution No. 81/2022, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2024, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

ir.tim.com.br/en/

Rio de Janeiro, February 24th, 2025.

Nicandro Durante
Chairman of the Board of Directors

3. Item 2 of the Reference Form

2.1. Directors should comment on:

The Company's executive officers present in this item 2 of the Reference Form information that aims to allow investors and the market in general to analyze the evolution of the Company's results and financial situation from the perspective of Management. The comments constitute an opinion on the Company's equity and financial situation, according to the data presented, and the Executive Board cannot guarantee that the financial situation and results obtained in the past will be reproduced in the future.

The financial information included in this Reference Form, except where expressly noted, refers to our consolidated financial statements for the fiscal years ended December 31, 2024.

The information contained in item 2 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. General financial and equity conditions

The Executive Officers of TIM S.A. understand that the Company has a healthy financial and equity condition to implement its strategic plan and meet its short and long-term obligations.

Financial Condition	2023
In thousand reais	
Cash and Cash Equivalents and Marketable Securities	**5.708**
Gross Debt	**14.693**
Net Debit	**8.984**
Adjusted Net Debt	**10.498**
Net Income	**3.154**
Adjusted EBITDA	**12.625**
Adjusted Net Debt / EBTIDA Ajustado	**0,8**

Notes:

(i) Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) less derivative financial instruments (current and non-current) and lease assets (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company.

(ii) Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current) less the balance of cash and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company.

(iii) Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) and obligations related to the financing of 5G license (according to Financial Statements – note 37 section Capital Management), less the balance of cash and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets), excluding other derivatives. Adjusted Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company.

(iv) Adjusted EBITDA is a non-accounting measurement prepared by the Company and consists of net income adjusted by net financial result, income tax and social contribution on profit, depreciation and amortization and equity result added to revenues or expenses from non-recurring assets. Adjusted EBITDA has no standard meaning and our definition may not be comparable to those used by other companies. Adjusted EBITDA is not a measure defined by the accounting practices adopted in Brazil, nor by the *International Financial Reporting Standards* (IFRS), issued by the *International Accounting Standard Board* (IASB) and does not represent the cash flows of the years presented and should not be considered as a substitute for net income, as indicators of operating performance. as a substitute for cash flows, as an indicator of liquidity or as a basis for the distribution of dividends.

b. Capital Structure

The Executive Officers of TIM S.A. understand that the Company's current capital structure presents conservative levels of leverage consistent with its strategic planning and long-term objectives. Leverage Ratio, (the ratio of Gross Debt to Equity) as of December 31, 2024:

Leverage Ratio	2024
In thousand reais	
Gross Debt	14.693
Shareholders' Equity	26.405
Gross Debt / Shareholders' Equity	55,6%

Note: Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company.

The General Debt Ratio shows the Company's balance in the sources of asset financing, equity vs. third-party capital. In addition, the Company's concern with maintaining a capital structure that supports the needs of the business is reflected in the debt profile, indicated by the Debt Composition Ratio.

Capital Structure Ratios	2024
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	53,1%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	42,9%

c. ability to pay in relation to the financial commitments assumed

The officers believe that the Company has sufficient liquidity and capital resources to cover investments, operating expenses and debts incurred. It is understood that the working capital is sufficient for the current requirements, as well as the resources from cash and loans from third parties, are sufficient to meet the financing of its activities. The Board of Executive Officers of TIM S.A. also believes that the Company has the capacity to take out loans to finance its activities, if necessary.

The liquidity ratios, which indicate the company's financial capacity to honor its commitments to third parties, present controlled levels compatible with the strategic moves adopted by the Company, as shown in the table below.

Liquidity Ratios	2023
Immediate liquidity (Cash and Cash Equivalents and Marketable Securities/Current liabilities)	44,5%
Current Liquidity (Current Asset/Current liabilities)	98,7%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	96,4%

In addition, other indicators are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation of the Company, as reported below:

- Adjusted EBITDA in 2024 totaled R$12,625 million, while net financial income represented net financial expenses of R$1,884 million in that year and gross debt was R$14,693 million as of December 31, 2024. Thus, the coverage level of the financial result, which measures the Company's ability to cover the payment of financial expenses (Adjusted EBITDA/Net Financial Result), was 6.7x as of December 31, 2024 and the debt coverage level, which measures the level of gross debt in relation to Adjusted EBITDA (Gross Debt/Adjusted EBITDA) was 1.2x as of December 31, 2024.

d. Sources of financing for working capital and investments in non-current assets used

The Company's main source of financing in its last fiscal years is the generation of operating cash, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

The Executive Board understands that such sources of financing are appropriate to the Company's indebtedness profile, meeting the needs of working capital and investments, always preserving the Company's ability to pay.

The Company's outstanding loans for the fiscal year ended December 31, 2024 are detailed below in item 2.1, subitem "f" of this Reference Form.

and. sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

On the date of this Reference Form, the Board of Executive Officers does not foresee a need for resources for working capital financing that cannot be supported with the current or future resources available to the Company. If additional funds are required for investments in non-current assets in the short term, the Company intends to raise funds from the Brazilian capital market and/or financial institutions.

f. levels of indebtedness and the characteristics of such debts, further describing:

At the end of 2024, the Company had a debt level of 0.8x (Adjusted Net Debt/Adjusted EBITDA).

Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) and obligations related to the financing of 5G licenses (according to Financial Statements – note 39 Financial instruments and risk management), less the cash balance, and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets), excluding other derivatives, totaling an Adjusted Net Debt of R$10,498 million as of December 31, 2024.

As of December 31, 2024, the consolidated composition of the Company's loans and financing with financial institutions is shown below:

i. Relevant loan and financing agreements

The table below presents the characteristics of the loans and financing considered relevant.

Description	Currency	Interest rate	Maturity	Warranties	2024
thousand reais					
NDES (FINAME)	BRL	IPCA + 4,2283%	nov/31	TIM S/A Receivables	385,592
NDES (FINEM)	BRL	TJLP + 1,95% a.a	ago/25	TIM S/A Receivables	75,653
NB	BRL	IPCA+ 1,2228% a 1,4945% a.a	fev/28	TIM S/A Receivables	585,129
FW Finnvera	USD	SOFR + 1,17826% a.a	dez/25		32,820
Debentures (2nd Emission)	BRL	IPCA + 4,0432%	jun/28		1,956,307
Total:					3,035,501
Current					348,353
Non-current					2,687,148

Credit Lines

Type	Currency	Open date	Expiration	Total Amount	Remaining Amounts	Amount used up to December 31st 2024
in thousand reais						
BNDES (1)	TJLP	Mai/18	Expirado[1]	1,090,000	0	73,802
BNDES (2)	TJLP	Mai/18	Expirado[1]	20,000	0	1,851
FINAME (3)	IPCA	Mar/19	Expirado[1]	390,000	0	385,592
BNB (4)	IPCA	Jan/20	Expirado[1]	752,479	0	585,129
Total	R$			2,252,479	0	1,046,374

[1]Amounts unavailable for disbursement due to non-renewal of credit lines

Goal:

1) Support for TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment;
2) Investments in social projects, within the community;
3) Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture;
4) Support to TIM's investment plan for the years 2020 to 2022 in the region where Banco do Nordeste do Brasil operates.

TIM S.A. has *swap operations*, with the objective of protecting itself from the risks of exchange rate variation and rates in its loan and financing operations. However, it does not apply "hedge accounting".

Loans and financing on December 31, 2024 maturing in the short and long term comply with the following schedule:

Maturity	Consolidated
in thousand reais	
2025	348,353
2026	893,111
2027	891,652
2028	740,367
2029	55,548
2030	55,548
2031	50,922
2032	0
2033	0
2034	0
	3,035,501

ii. Other long-term relationships with financial institutions

The financial institutions with which the Company has relations are described in sub-item "i" above.

iii. Degree of subordination between debts

None of the Company's financial debts has a specific contractual subordination clause, so there is no preference relationship between them. Thus, the degree of subordination between the Company's financial debts follows what is determined in the legislation in force and in the guarantees constituted.

Iv. any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

The financing contracted with the BNDES was obtained for the expansion of the mobile telephony network and has restrictive contractual clauses that provide for the fulfillment of certain financial indexes calculated every six months. The Debentures issued by TIM S.A. (2nd issue in Single Series) have a clause for compliance with the financial ratio, also calculated semiannually. TIM S.A. has been fully complying with the defined financial ratios.

g. Limits of financing contracted and percentages already used

In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 triennium with a term of use until March 2022. As of March 2019, with the contracting of Finame Direto, the Company replaced the "B" sub-credit of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company in the BNDES system, aimed to improve the conditions of one of the sub-credits, of the same value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.84% per year + spread according to the term. We disbursed 100% of the line in November 2021 with a cost of IPCA + 4.2283% p.a. and a term of 10 years. This debt is fully protected by swap with a post-hedge cost of 96.95% of the CDI. In November 2022, we disbursed part of the credit lines available in sub-credits "A" and "C" of this contract, in the amount of R$ 319 million (29% of the total) with a cost of TJLP + 1.95% p.a. and a term of 2.8 years. This disbursement has no rate swap.

In January 2020, a new credit line in the principal amount of R$ 752 million, guaranteed by guarantees and receivables, was contracted between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A., as borrower. The agreement has a total term of 8 years, 3 of which are grace periods and 5 years are amortization, to subsidize the company's Capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments, namely: i) R$325 million at IPCA + 1.44% p.a. or IPCA +1.22%, considering 15% compliance bonus; and ii) R$427 million at IPCA + 1.76% p.a. or IPCA +1.48% considering 15% compliance bonus. In May 2022, we disbursed the amount of 249 million (33% of the total) with an average post-hedge cost of 69.02% of the CDI, already considering 15% of compliance bonuses, and a term of 5.9 years. In May 2024, we disbursed the amount of R$387 million (52% of the total) with an average post-hedge cost of 56.82% of the CDI and a term of 1.9 years. In July 2024, we disbursed the amount of R$116 million (remaining 15% of the total) with an average post-hedge cost of 56.75% of the CDI and a term of 1.8 years. Both operations already consider the cost with a 15% compliance bonus.

h. Significant changes in items on the income and cash flow statements

General Analysis of the Result

Description	2024	V.A	YoY	2023
In thousand reais				
Net Revenue	**25.447.930**	**-**	**6,8%**	**23.833.893**
Costs of services provided and goods sold	**(11.893.115)**	**-**	**3,5%**	**(11.496.437)**
Gross profit	**13.554.815**	**53,3%**	**9,9%**	**12.337.456**
Operating revenues (expenses):	**(8.048.128)**	**-**	**5,6%**	**(7.620.158)**
Sales	(5.908.816)	73,4%	2,9%	(5.742.642)
General and administrative expenses	(1.798.005)	22,3%	2,2%	(1.759.433)
Equity in earnings	(82.526)	1,0%	-7,6%	(89.304)
Other revenues (expense), net	(258.781)	3,2%	799,2%	(28.779)
Income before financial revenues and expenses	**5.506.687**	**21,6%**	**16,7%**	**4.717.298**
Financial revenues (expenses):	**(1.884.224)**	**-**	**22,9%**	**(1.533.265)**
Financial revenues	861.759	-45,7%	-30,5%	1.239.753
Financial expenses	(2.817.346)	149,5%	1,9%	(2.765.961)
Foreign exchange variations, net	71.363	-3,8%	n.a.	(7.057)
Profit before income tax and social contribution	**3.622.463**	**14,2%**	**13,8%**	**3.184.033**
Income tax and social contribution	**(468.582)**	**-**	**35,2%**	**(346.611)**
Net Income	**3.153.881**	**12,4%**	**11,2%**	**2.837.422**

Net Revenue

At the end of 2024, Total Net Revenue reached R$25,448 million, compared to R$23,834 million in 2023, a growth of 6.8% YoY, driven by the growth of 6.4% YoY in Service Revenue, reaching the level closest to the upper range of the target for 2024.

The breakdown of Net Revenue and other highlights of the operations are presented below:

Mobile Segment Breakdown (net of taxes and deductions):

Mobile Service Revenue (RSM) grew 6.8% YoY in 2024, totaling R$ 23,256 million. This result is the result of the solid performance of Postpaid, reflecting the Company's strategy of offering a more attractive value proposition, based on the pillars of: Best Service, Best Network and Best Offer.

Fixed Segment Breakdown (net of taxes and deductions):

In 2024, Fixed Service Revenue rose 3.1% YoY. TIM Ultrafibra rose 5.4% YoY, explained by the Company's more selective approach to FTTH, focusing more on the profitability of the operation.

Costs of services provided and goods sold:

Operating Costs and Expenses reached R$12,823 million in 2024, an increase of 5.0% YoY, as a result of a higher level of network and interconnection expenses, especially those linked to international roaming services, which were one of the main detractors of Opex throughout the year.

Earnings before financial income and expenses:

EBIT closed 2024 with a total of R$ 5,507 million, increasing by 16.7% compared to the end of

2023, with a margin of 21.6%.

Net Income

Net Income totaled R$ 3,154 million in 2024, compared to R$ 2,837 million in 2023. This result represented an expansion of 11.2% YoY, maintaining the pace of expansion recorded throughout the year.

Consolidated Cash Flow Statement:

DESCRIPTION	2023	% YoY
In million reais		
Net cash generated by operating activities	12.332	-0,7%
Net cash applied on investment activities	(4.954)	5,8%
Net cash applied in financing activities	(7.197)	-0,2%
Increase in cash and cash equivalents	181	-65,8%
Cash and cash equivalents at the beginning of the financial period	3.078	20,8%
Cash and cash equivalents at the end of the year	3.259	5,9%

In 2024, Free Operating Cash Flow totaled R$4,435 million, down 1.2% YoY. This decrease is mainly related to Working Capital in 4Q24, mostly affected by the write-off in 4Q23 of the judicial deposit for the closing of the dispute for the closing price adjustment of Oi Mobile, in the amount of R$670 million, and whose impact benefited this line last year. The line would have grown 16.1% YoY, driven by the expansion of EBTIDA-AL (-) Capex and a more positive dynamic of Working Capital, removing the effects of the conclusion of the dispute for the closing price of Oi Mobile.

Net cash generated by operating activities totaled R$12,332 million, representing a reduction of 0.7% compared to fiscal 2023.The impact is generated by the write-off related to Oi's closing price in the amount of R$670 million, and whose impact benefited this line last year.

Net cash invested in investment activities was negative at R$4,954 million, explained by a higher volume of securities investments.

Net cash applied in financing activities in 2024 was negative R$7,197 million, impacted by higher amounts in the new loan line.

2.2. Directors should comment:

the. results of the issuer's operations, in particular:

i. Description of any important components of the recipe

The Company generates its revenues in local currency, from the provision of telecommunications services with mobile, fixed, and ultra-broadband telephony, in addition to value-added services, which also include data transmission. Another component of the revenue is the use of network or interconnection revenue, derived from the amount charged to other operators for the termination of traffic in the TIM S.A. network. Product revenue is also part of the revenue group, referring to the sale of cell phones, accessories and others.

Ii. factors that materially affected operating results

Considering that TIM S.A. has more than 90% of its revenues produced by customers of mobile

telephony services, the main operational element that affects the results of this company is the dynamics of the mobile access base.

b. material changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

The Company's revenue is basically composed of local currency, thus not being affected by possible exchange rate variations. It is directly impacted by changes in its customer base, variations in the volume of use and modifications in the rates charged due to a new tariff plan, product launch or introduction of promotions. The Company may adjust the prices of its tariff to the public as long as they are included in the limit price approved by ANATEL, the maximum amount is subject to an annual adjustment according to the behavior of inflation. In many cases, although ANATEL allows readjustments, the strong competition in the sector leads to reductions in the tariffs charged.

c. relevant impacts of inflation, price variation of the main inputs and products, exchange rate and interest rate on the operating result and financial result of the issuer

Inflation: Possible increases in the inflation rate may lead to higher costs for the Company and consequently a reduction in margins. In the event of a strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing interest rates, reducing and making the supply of credit more expensive and, consequently, affecting our consumers of telecommunications services.

Interest rates: The Company's financial expenses are affected by fluctuations in the CDI (Interbank Depositary Certificate). The Company maintains its financial resources invested mainly in Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

Exchange rate: As mentioned in item 2.2 sub-item "b", the Company's revenue is basically composed of local currency, thus not being affected by possible exchange rate variations. With respect to the financial result, as mentioned in item 2.1 sub-item "b", the company has *swap operations*, with the objective of protecting itself from the risks of exchange rate variation and rates in its loan and financing operations.

2.3. Directors should comment:

the. changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

There were no changes in accounting practices for the year 2024.

b. Modified opinions and emphases present in the auditor's report

There were no modified opinions and emphases present in the auditor's report for the year 2024.

2.4. Directors should comment on the material effects that the following events have caused or are expected to have on the issuer's financial statements and results:

the. Introduction or sale of an operating segment

There was no introduction or sale of an operating segment in the fiscal year ended December 31, 2024.

b. incorporation, acquisition or sale of equity interest

There was no incorporation, acquisition or sale of equity interest in the fiscal year ended December 31, 2024.

c. unusual events or operations

EXERCISE OF WARRANTS

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect stake of approximately 1.44% of Banco C6's share capital, as a result of the achievement in December 2020 of the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$162,958. It is important to highlight that once the option was exercised, TIM began to exercise a minority position and without a position of control or significant influence in the management of C6.

End of disputes with Group C6

As disclosed in the material fact, on February 11, 2025, TIM S.A. and Banco C6 S.A ("C6" or "Bank") entered into an agreement ("Agreement") that aims to end all disputes related to the partnership between the companies ("Partnership") and, consequently, to extinguish the four arbitration proceedings currently in progress.

The Agreement provides for the termination of the Partnership and the transfer of all shares held by TIM S.A., as well as all subscription bonuses, to C6. The transfer of shares is subject to approval by the Cayman Islands Monetary Authority (CIMA). Once such approval is obtained, the Agreement will be concluded and the Partnership will be terminated.

SUBSCRIPTION BONUS

In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia ("EXA") to provide digital services and entertainment to TIM's customer base. That partnership also provided for commission payments by EXA to TIM depending on TIM's customers acquiring services from that partnership, as well as TIM's right to subscribe shares for consideration.

At the end of 2024, the contract with new terms of the partnership was finalized and TIM acquired the right to subscribe 27% of XA's shares through a consideration of R$174 million. The value of the financial asset was recorded at fair value for R$175 million and represents 27% of the fair value of TIM's right to participate in EXA. This right must be exercised within the next 24 months, after the fulfillment of conditions for exercise and corporate approval.

INVESTMENT FUND FOCUSED ON 5G SOLUTIONS

The Company has invested approximately R$ 212 million as of December 31, 2024 (R$ 54 million in 2023) in the Investment Fund focused on 5G solutions "Upload Ventures Growth" ("5G Fund").

Of this total amount, it is worth noting that on April 30 and September 23, 2024, the Company made investments of approximately R$ 77 million and R$ 54 million, respectively, in the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology. The Company has no control over the management of the fund and has no significant influence.

Capital contribution from 5G fund

On January 16, 2025, the Company made a contribution of approximately R$ 84.7 million to the 5G Fund, reinforcing its commitment to boost the development of solutions based on 5G technology.

2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBITA (earnings before interest and income tax), the issuer must:

the. Inform the value of non-accounting measurements

As shown in item 2.5 sub-item "b"

b. make reconciliations between the amounts disclosed and the values of the audited financial statements

EBITDA Reconciliation	DESCRIPTION	2024
	In thousand reais	
	Net Income	**3.154**
	Depreciation & Amortization	(7.026)
	Net Financial Results	(1.884)
	Income tax and social contribution	(469)
	EBITDA	**12.533**
	Equity in Earnings	(83)
	Adjusted EBITDA	**12.625**

c. explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations

The Company believes that EBITDA (EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization) is a useful indicator to measure its performance and highly used in the sector of which the Company is a part. With this premise in mind, TIM S.A. uses an Adjusted EBITDA metric, in which it removes the effects of equity to produce a more adequate reading of the results of the Group's operations.

2.6. Identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that materially changes them

There have been no subsequent events to the financial statements as of December 31, 2023 that materially change them.

2.7. The directors must comment on the destination of the social results, indicating:

the. Rules on Retention of Profits

Paragraph 2 of article 46 of our bylaws reads as follows:

"The balance of net income not allocated to the payment of the minimum mandatory dividend will be allocated to a supplementary reserve for the expansion of social businesses, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided for in this Paragraph 2 may not exceed 80% (eighty percent) of the capital stock. Once this limit is reached, it will be up to the General Meeting to decide on the balance, distributing it to the shareholders or increasing the share capital."

b. Rules on dividend distribution

Dividends are calculated in accordance with the bylaws, the Brazilian Corporation Law and the Profit Allocation Policy. According to its bylaws, the Company must distribute as a minimum mandatory dividend, for each fiscal year ended December 31, provided that there are amounts available for distribution, the amount equivalent to 25% of adjusted net income.

c. Frequency of dividend distributions

Dividends are distributed annually and the management bodies may pay or credit interest on equity under the terms of paragraph 7 of article 9 of Law 9,249/95 and relevant legislation and regulations, which may be imputed to mandatory dividends.

d. any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

There are no restrictions on the distribution of dividends, except those established by law.

and. If the issuer has a formally approved policy for the allocation of results, inform the body responsible for the approval, date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted

The company has a Profit Allocation Policy, approved by the Board of Directors on July 26, 2021 and published on the company's website (https://ri.tim.com.br /esg/regulamentos-epoliticas/).

2.8. Directors must describe the material items not disclosed in the issuer's financial statements, indicating:

the. the assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

- **i. written off receivables portfolios on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating their liabilities**
- **Ii. contracts for the future purchase and sale of products or services**
- **Iii. Unfinished Construction Contracts**
- **Iv. contracts for future financing receipts**

Not applicable, as the Company does not have other relevant items that are not recorded in its Balance Sheet.

b. Other items not disclosed in the financial statements

Not applicable, as the Company does not have other relevant items that are not recorded in its Financial Statement.

2.9. In relation to each of the items not disclosed in the financial statements indicated in paragraph 2.8, the directors must comment:

the. how such items change or may change the revenues, expenses, operating results, financial expenses or other items of the issuer's financial statements

Not applicable.

b. Nature and purpose of the transaction

Not applicable.

c. nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction

Not applicable.

2.10. Directors should indicate and comment on key elements of the issuer's business plan, specifically exploring the following topics:

the. investments, including:

i. Quantitative Description and qualitative ongoing and planned investments

We have a clear strategy to create Next Generation TIM. In this framework, we have defined four pillars: Mobile, B2B, Broadband and Efficiency, which are developed by integrating our people, society and the environment into our business strategy. This integration drives our ESG practices to be recognized as one of the most developed in the country.

Our strategic pillars are summarized below:

• Mobile: where TIM generates most of its results and where it aims to be the preferred operator of customers;

• B2B: the Company is shaping a new market based on *Iot* with services and connectivity to address an exponential growth opportunity;

• Broadband: where TIM wants to grow profitably using a selective approach while keeping future options open;

• Efficiency: the Company has this pillar as inherent to its operation and develops all its actions with strict discipline in capital allocation.

The year 2024 was marked by robust cash generation, resulting from consistent financial and operating results. We delivered above-inflation service revenue growth, as expected, with EBITDA and Cash Flow margin expansion, as well as robust profit growth.

- Our service revenues grew 6.4% YoY in 2024, totaling more than R$ 24.5 billion.
- Our EBITDA increased by 8%, reaching R$ 12.6 billion.
- In this context, our EBITDA margin in 2024 expanded to almost 49.6% and the Operating Cash Flow margin was 20.5%.
- Net Income rose to R$ 3.1 billion after growing more than 17% YoY.

These results were a consequence of navigating well in the new environment of the Brazilian mobile market, our main business segment, and exploring the opportunities that are emerging.

Regarding the planned investments, the company disclosed a Material Fact on February 10, 2025, of the construction of the 2025-2027 Strategic Plan and its *guidance*. In summary, the company projects:

The scenario foresees a sustainable growth in Service Revenues and EBITDA expansion with margin improvement. This, in combination with efficient investments in new technologies, will drive TIM's Operating Cash Flow to expand continuously. The latter will allow the company to evolve its shareholder remuneration strategy and reinvest in growth areas such as B2B and Digital Ecosystem.

Ii. Sources of investment financing

The Company's investments are financed mainly by its own cash generation and loans from development and commercial banks. Details on loans and financing are available in item 2.1, sub-items "d" and "e".

Iii. relevant divestments in progress and planned divestments

There were no relevant divestments in 2023.

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's production capacity

c. new products and services, indicating:

i. Description of ongoing research already released

Ii. Total amounts spent by the emitter in research for the development of new products or services

Iii. projects in development already disclosed

iv. total amounts spent by the issuer on the development of new products or services

Not applicable, since the Company does not have research or projects already disclosed in progress.

c. opportunities included in the issuer's business plan related to ESG issues

TIM has been working for more than two decades in the integration of aspects known as ESG – an acronym for the Environmental, Social and Governance spheres – in corporate culture and decision-making. In 2020, TIM launched the ESG Plan, updated annually, which defines short, medium and long-term environmental goals and commitments for key corporate sustainability topics, such as Renewable Energy, Indirect Emissions, Carbon Neutral, Net-Zero, Waste Management, and Eco-efficiency of data traffic, Workforce Diversity, Data Security and Compliance.

In 2024, we updated our long-term ESG commitments in our 2024-2026 Strategic Plan. Based on the ambitions assumed in our latest Industrial Plan (2024-2026), we have included new objectives related to a portfolio of initiatives that are part of our business strategy, contributing to a coherent and correlated framework between ESG aspects, business operations and organizational responsibility. For Grupo TIM, the business role is increasingly linked to the responsible management of aspects that go beyond financial goals and aim to generate positive value for society in the long term.

In TIM's TCFD (Task Force on Climate-Related Financial Disclosures) report, we describe our strategy, our governance, our goals, and the risks and opportunities related to Climate Change for our business.

We offer the market several initiatives and service offerings with the potential to promote mitigation and adaptation to the effects of climate change for our B2B clients. Examples include connectivity in the field, which increases efficiency, allows fire monitoring and reduces production losses, and smart lighting in cities, ensuring energy efficiency and reduced energy consumption. These initiatives reinforce the potential of TIM's technology as an inducer of climate resilience.

For more ESG information, access the ESG Report on the Investor Relations website.

2.11. Comment on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items in this section

The Company understands that it has already commented on all the factors that have materially influenced the operating performance in the previous sections.

4. Proposal for the Allocation of the Company's 2024 Income and Distribution of Dividends

PROPOSAL FOR THE ALLOCATION OF NET PROFIT
PURSUANT TO ANNEX A OF CVM RESOLUTION 081/22

1. Inform the net profit for the year

The net profit recorded by the company in 2024 was three billion, one hundred and fifty-three million, eight hundred and eighty thousand, seven hundred and twenty-five reais and twenty cents (R$3,153,880,725.20).

2. Inform the total amount and amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Minimum dividends and interest on shareholders' equity (gross) distributed in advance	1,450,000,000.00
The dividends/Interest on Shareholders' Equity were paid as follow:	
1st Tranche	200,000,000.00
2st Tranche	300,000,000.00
3st Tranche	300,000,000.00
4st Tranche	650,000,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	2,050,000,000.00
(=) Total dividends and interest on shareholders´ equity (gross)	**3,500,000,000.00**
Total dividends and interest on shareholders' equity (gross)	**3,500,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity (IOE)	(213,573,628.83)
Total dividends and interest on shareholders' equity distributed in advance (net)	**3,286,426,371.17**
Total dividends and interest on shareholders' equity (net)	**3,286,426,371.17**
Gross dividends and Interest on shareholders' equity value per share:	
1st Tranche	0.082636124
2st Tranche	0.124069241
3st Tranche	0.123945910
4st Tranche	0.268528123
Additional dividends	0.846896387
Gross dividends and Interest on shareholders' equity value per share (including additional dividends)	1.445920659

3. Inform the percentage of net profit paid out for the year

Net profit for the year	3,153,880,725.20
Total dividends and interest on shareholders' equity (gross)	3,500,000,000.00
% Distributed net profit for the year	110.97%

4. Inform the total amount and amount per share of dividends paid based on income from prior years

The company proposed a total of two billion and fifty million reais (R$ 2,050,000,000.00) in additional dividends. Of this amount, one billion, two hundred and twenty-two million, five hundred and six thousand, one hundred and ninety-six reais and ninety-four cents (R$ 1,222,506,196.94) will be distributed based on the profit for the year 2024 and the amount of eight hundred and twenty-seven million, four hundred and ninety-three thousand, eight hundred and three reais and six cents (R$ 827,493,803.06) will be distributed based on profits from previous years. The amount per share of dividends paid based on income from prior years is R$ 0.341854396. The additional dividends proposed here, in the amount of two billion and fifty million reais (R$ 2,050,000,000.00), added to the gross amount of interest on equity, distributed in the amount of one billion, four hundred and fifty million reais (R$ 1,450,000,000.00), represent a total of 110.97% of net profit.

5. Inform, deducting prepaid dividends and interest on shareholders' equity already declared:

a. The gross amount of the dividend and interest on shareholders' equity, segregated, per each type and class of share

According to the table in item 6, all the amounts relating to interest on shareholders' equity were approved and declared during the year 2024 and the proposed additional dividends will be submitted for approval at the Annual General Meeting on March 27, 2025.

b. The form and term of payment of dividends and interest on shareholders' equity

The amount of the 1st installment referring to interest on shareholders' equity was paid on April 22, 2024, the payment of the 2nd installment took place on July 23, 2024, the payment of the 3rd installment took place on October 23, 2024 and the payment of the 4th installment took place on January 23, 2025. The additional dividends proposed will be paid in three installments, to be realized in April, July and October 2025.

c. Possible restatement and interest on dividends and interest on shareholders' equity

Not applicable.

d. Declaration date of payment of additional dividends proposed considered for identification of shareholders who will be entitled to their receipt

The declaration date of payment of dividends considered for identification of shareholders who will be entitled to their receipt it is April 03, 2025, with shares acquired after this date ex-right to dividend distribution.

6. If the declaration of dividends or interest on shareholders' equity had occurred based on income determined in the semi-annually balances or in shorter periods

a. Inform the amount of dividends proposed or interest on shareholders' equity already declared

The Company resolved on the distribution of interest on shareholders' equity and additional proposed dividends as detailed below:

	IOE / Dividends	Gross	Withholding Income Tax (IRRF)	Net	Date of approval

1st	IOE	200,000,000.00	29,361,037.56	170,638,962.44	03/19/2024
2nd	IOE	300,000,000.00	44,004,839.69	255,995,160.31	06/14/2024
2nd	IOE	300,000,000.00	44,120,124.32	255,879,875.68	09/17/2024
4th	IOE	650,000,000.00	96,087,627.26	553,912,372.74	12/17/2024
5th	Dividends	2,050,000,000.00	-	2,050,000,000.00	03/27/2025

b. Notify the date of the respective payments

	IOE/Dividends	Gross	Withholding Income Tax (IRRF)	Net	Payment date
1st	IOE	200,000,000.00	29,361,037.56	170,638,962.44	04/22/2024
2nd	IOE	300,000,000.00	44,004,839.69	255,995,160.31	07/23/2024
2nd	IOE	300,000,000.00	44,120,124.32	255,879,875.68	10/23/2024
4th	IOE	650,000,000.00	96,087,627.26	553,912,372.74	01/23/2025
5th	Dividends	2,050,000,000.00	-	2,050,000,000.00	Apr/25 July/25 Oct/25

7. Provide a comparative table indicating the following amounts per share of each type and class:

a. Net profit for the year and of the three (3) previous years

	2024	2023	2022
Net profit for the year	3,153,880,725.20	2,837,422,255.02	1,670,755,074.45
Net earnings per share	1.3028	1.1722	0.6901

b. Dividend and interest on shareholders' equity paid in the last three (3) years

	2024	2023	2022
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,450,000,000.00	1,600,000,000.00	1,400,000,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	2,050,000,000.00	1,310,000,000.00	600,000,000.00
(-) Withholding income tax (IRRF) on interest on shareholders' equity (IOE)	(213,573,628.83)	(233,229,664.47)	(196,970,416.86)
(=) Total dividends and interest on shareholders´ equity (net)	3,286,426,371.17	2,676,770,335.53	1,803,029,583.14
Dividends and interest on shareholders´ equity - common shares	3,286,426,371.17	2,676,770,335.53	1,803,029,583.14
	3,286,426,371.17	2,676,770,335.53	1,803,029,583.14
% Dividends and interest on shareholders´ equity (net) on adjusted profit	122.97%	108.39%	126.14%
Dividends and interest on shareholders´ equity (net) per share			
Common shares	1,357,576	1,105,830	0,744,810

8. If there is allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

Pursuant to the provisions of Article 193 of Law 6404/76, it is necessary to apply five percent (5%) of the adjusted net profit to the formation of the legal reserve, in the amount of one hundred and forty million, six hundred and fifty-eight thousand, two hundred and twenty reais and eighty-nine cents (R$ 140,658,220.89).

b. Detail the calculation form of legal reserve

	2024	2023	2022
Net profit for the year	3,153,880,725.20	2,837,422,255.02	1,670,755,074.45
(-) Non-distributable tax incentives	(340,716,307.37)	(237,828,111.99)	(166,109,541.43)
	2,813,164,417.83	2,599,594,143.03	1,504,645,533.02
Formation of legal reserve – 5% of net profit	(140,658,220.89)	(129,979,707.15)	(75,232,276.65)

9. If the Company does not have preferred shares with fixed or minimum dividend rights

a. Describe the calculation form of fixed or minimum dividends

Not applicable.

b. Inform if the income for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. Identify if any unpaid installment is cumulative

Not applicable.

d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation form provided for in the bylaws

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its bylaws, the Company must distribute as a minimum mandatory dividend each year ending December 31, if there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

Net profit for the year	3,153,880,725.20
Offset of accumulated loss	-
	3,153,880,725.20
(-) Formation of legal reserve	(140,658,220.89)
(-) Non-distributable tax incentives	(340,716,307.37)
Adjusted net profit	**2,672,506,196.94**
% of minimum dividends established in the Bylaws	25%
Minimum dividends calculated based on adjusted profit	**668,126,549.23**
Additional dividends	2,050,000,000.00
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,450,000,000.00
(=) Total dividends and interest on shareholders´ equity (gross)	**3,500,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity (IOE)	(213,573,628.83)
Total dividends and interest on shareholders' equity (net)	**3,286,426,371.17**
Amount in excess of gross mandatory minimum dividends	**2,831,873,450.77**

b. Inform if it is being fully paid

The Company approved the distribution of all mandatory minimum dividends, throughout the year 2024, via interest on shareholders' equity. The payment of the 4th IOE installment took place on January 23, 2025, and the payment of the proposed additional dividends in the amount of two billion and fifty million reais (R$ 2,050,000,000.00) will be paid in 3 installments, to be settled in April, July and October 2025.

c. Inform the amount eventually withheld

Not applicable.

11. If there is retention of compulsory dividend due to the financial situation of the company

a. Inform retention amount

Not applicable.

b. Describe the financial situation of the company in detail, also including aspects regarding the liquidity analysis, working capital and positive cash flows

Not applicable.

c. Justify the dividend retention

Not applicable.

12. If there is allocation of income to reserve for contingencies

a. Identify the amount allocated to the reserve

Not applicable.
b. Identify the loss considered likely and its cause

Not applicable.

c. Explain why the loss was considered likely

Not applicable.

d. Justify the formation of reserve

Not applicable.

13. If there is allocation of income to unrealized profit reserve

a. Inform the amount allocated to unrealized profit reserve

Not applicable.

b. Inform the nature of unrealized profits that gave rise to the reserve

Not applicable.

14. If there is allocation of income to statutory reserves

a. Describe the statutory clauses that determined the reserve

Paragraph 2 of Article 46 of our Bylaws reads as follows:

"The balance of net profit not allocated to the payment of the mandatory minimum dividend will be allocated to a supplementary reserve for the expansion of the company's businesses, including, without limitation: investments in infrastructure and in the development of products and services. The reserve

provided for in this Paragraph 2 cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing share capital."

b. Identify the amount allocated to the reserve

As mentioned above, up to the limit of 80% of the share capital, all amounts not allocated to the minimum mandatory dividend or proposed dividends may be allocated to this reserve.
In 2024, the company earmarked one billion, two hundred and twenty-two million, five hundred and six thousand, one hundred and ninety-six reais and ninety-four cents (R$ 1,222,506,196.94) for the expansion reserve.
After approval of the dividends on March 27, 2025, the amount of eight hundred and twenty-seven million, four hundred and ninety-three thousand, eight hundred and three reais and six cents (R$ 827,493,803.06) will be distributed based on profits from previous years, and will be deducted from the Company's expansion reserve balance.

c. Describe how the amount was calculated

	2024	2023	2022
Net profit for the year	3,153,880,725.20	2,837,422,255.02	1,670,755,074.45
Offset of accumulated loss	-	-	-
	3,153,880,725.20	2,837,422,255.02	1,670,755,074.45
(-) Formation of legal reserve	(140,658,220.89)	(129,979,707.15)	(75,232,276.65)
(-) Profit reserve (tax incentives)	(340,716,307.37)	(237,828,111.99)	(166,109,541.43)
Adjusted net profit	2,672,506,196.94	2,469,614,435.88	1,429,413,256.37
(-) Total dividends and interest on shareholders' equity (gross)	(1,450,000,000.00)	(1,600,000,000.00)	(1,400,000,000.00)
(-) Total additional dividends and interest on capital (gross) proposed	(2,050,000,000.00)	(1,310,000,000.00)	(600,000,000.00)
Amount destined/(distributed) from the statutory reserve	(827,493,803.06)	(440,385,564.12)	(570,586,743.63)

15. If there is profit retention provided for the capital budget

a. Identify the retention amount

Not applicable.

b. Supply a copy of the capital budget

Not applicable.

16. If there is allocation of income to tax incentive reserve

a. Inform the amount allocated to the reserve

The amount earmarked for the reserve is three hundred and forty million, seven hundred and sixteen thousand, three hundred and seven reais and thirty-seven cents (R$ 340,716,307.37).

b. Explain the nature of the allocation

Law 11.638/07, by modifying the structure of Shareholders' Equity, also changed the way in which donations and investment grants are recorded, no longer allowing their recording directly in a Capital Reserve, as provided for in Decree 3.000/1999, in its Article 545. Thus, such record started to be made in the profit (loss) for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

5. Classification of candidates for the positions of independent members of the Board of Directors according to the independence criteria

TIM

TIM S.A.
Publicly-Held Company
CNPJ/MF 02.421.421/0001-11
NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 24TH, 2025

DATE, TIME AND PLACE: February 24th, 2025, at 12.00 p.m., at the head office of TIM S.A. ("Company"), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors' Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company's By-laws. Justified absence of Mr. Adrian Calaza.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: **(1)** To acknowledge on the activities carried out by the Compensation Committee; **(2)** To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; **(3)** To acknowledge on the activities carried out by the Control and Risks Committee; **(4)** To acknowledge on the activities carried out by the Statutory Audit Committee; **(5)** To resolve on the proposal of the Company's Management by Objectives ("MBO") program for the year 2025; **(6)** To analyze the Compensation Proposal of the Company's Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders' Meeting of the Company; **(7)** To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 18th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders' Meeting of the Company; **(8)** To analyze the Management's proposals on strategic projects and the amendment of the Company's Bylaws, and to resolve on its submission to the Shareholders' Meeting of the Company; **(9)** To analyze the management's proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders' Meeting of the Company; and **(10)** To resolve on the call notice of the Company's Annual and Extraordinary Shareholders' Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company's head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee ("CR") at its meeting held on February 24th, 2025, as per Mr. Nicandro Durante's report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee ("CESG") at its meeting held on February 24th, 2025, as per Mr. Nicandro Durante's report, Chairman of the CESG.

(3) Acknowledged on the activities carried out by the Control and Risks Committee ("CCR") at its meeting held on February 24th, 2025, as per Mr. Herculano Aníbal Alves' report, Chairman of the CCR.

(4) Acknowledged on the activities carried out by the Statutory Audit Committee ("CAE") at its meeting held on February 24th, 2025, as per Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(5) Approved the proposal of the Company's MBO Program for the year of 2025, according to the material presented, based on the favorable assessment of the CR, at its meeting held on February 24th, 2025.

It is noted that Mr. **Alberto Mario Griselli** abstained from voting on this item, due to his positions as *Diretor Presidente* and *Diretor de Relações com Investidores* (Chief Executive Officer and Investor Relations Officer) of the Company.

(6) The Board members expressed their favorable opinion to the Management's Compensation Proposal for the Company's Administrators, members of the Committees and of the Fiscal Council, for the year of 2025, based on the favorable assessment of the CR, recorded at its meeting held on February 24th, 2025, and **approved** its submission to the Company's Annual Shareholders' Meeting, to be duly convened.

It is noted that Mr. **Alberto Mario Griselli** abstained from voting, due to his position as *Diretor Presidente* and *Diretor de Relações com Investidores* (Chief Executive Officer and Investor Relations Officer) of the Company.

(7) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (*Contrato de Cooperação e Suporte*), through the execution of the 18th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and **approved**, based on the favorable evaluation of the CAE, at its meeting held on February 24th, 2025, its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

(8) Analyzed the Management's proposals on the Company's strategic projects, expressing a favorable opinion on:

(8.1) Proposal of the Company's By-laws reform and consolidation, the purpose of which is to adjust the corporate purpose to include a secondary activity focused on the self-production of electricity; and

(8.2) Proposal for a reverse stock split of all common shares issued by the Company, in the ratio of 100 (one hundred) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share will correspond to 100 (one hundred) shares, without changing the value of the Company's capital stock, nor its total number of shares, and it is not necessary, in this item, to make any change to the Company's Bylaws.

(8.3) In view of this, the Board members **approved** the submission of these strategic projects to the Extraordinary Shareholders' Meeting, to be duly convened.

(9) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors' independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and "B3"), of the following candidates presented by the Company's management to resolution at the Annual Shareholders' Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt. It be registered that the Board members expressed their understanding that the referred candidates attend the independence's criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company's Management Proposal and of the independence's statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(10) Approved the following Agenda for the Annual and Extraordinary Shareholders' Meeting of the Company ("Meeting") to be held on March 27th, 2025:

<u>On Annual Shareholders' Meeting</u>:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2024; **(2)** To resolve on the management's proposal for the allocation of the results of the 2024 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado* Regulations"); **(5)** To elect the members of the Board of Director of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2025 fiscal year.

<u>On Extraordinary Shareholders' Meeting</u>:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 18th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; **(2)** To resolve on the reverse split of all common shares issued by the Company in the ratio of 100 (one-hundred) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 100 (one-hundred) shares, without changing the Company's share capital ("Operation"); **(3)** if the Operation is approved, authorize the Company's Board of Officers to define the date to start the procedures to implement the Operation, which should be within a period of 3 (three) months from the date of the Shareholders Meeting, as well as to perform all necessary acts to carry out the Operation; and **(4)** To resolve on the reform and consolidation of the Company's By-laws.

<u>CLOSING:</u> With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 24th, 2025.

FABIANE RESCHKE
Secretary

Rio de Janeiro, February 18th, 2025.

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws.

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **FLAVIA MARIA BITTENCOURT**, Brazilian, married, chemical engineer, bearer of identity card No. 68.032.390-9, issued by SSP/SP, enrolled in the CPF/MF under No. 011.971.887-11, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

DocuSigned by:
Flavia Maria Bittencourt
8B0196653B1E483...

FLAVIA MARIA BITTENCOURT

Rio de Janeiro, February 18th, 2025.

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws.

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **GESNER JOSÉ DE OLIVEIRA FILHO**, Brazilian, married, economist, bearer of identity card No. 6.968.227, issued by SSP/SP, enrolled in the CPF/MF under No. 013.784.028-47, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

Assinado por:
Gesner José de Oliveira Filho
2555209A7127463...

GESNER JOSÉ DE OLIVEIRA FILHO

Rio de Janeiro, February 18th, 2025.

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws.

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **HERCULANO ANÍBAL ALVES**, Brazilian, married, economist, bearer of identity card No. nº 5.306.068, issued by, enrolled in the CPF/MF under No. 463.463.178-49, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

Assinado por:
Herculano Aníbal Alves
405488FFD0EA4CA...

HERCULANO ANÍBAL ALVES

Rio de Janeiro, February 18th, 2025.

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws.

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **NICANDRO DURANTE**, Brazilian, married, business administrator, bearer of identity card nº 3.414.387, issued by SSP/SC, enrolled in the CPF/MF under No. 807.277.948-68, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

Signed by:
Nicandro Durante
9981B82C97AB4BB...

NICANDRO DURANTE

6. Nominees for the positions of members of the Company's Board of Directors

TIM

Nominees for the Positions of Members of the Company's Board of Directors

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other Positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate
Adrian Calaza	March 8, 1967	Business administrator	XDD931202	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Member of the Control and Risks Committee	Yes	No	April 26, 2022
Alberto Mario Griselli	April 24, 1969	Bachelor of Engineering	058.431.817-07	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	CEO, Investor Relations Officer and Member of the Environmental, Social & Governance Committee	Yes	No	January 31, 2022
Alessandra Michelini	October 10, 1976	Bachelor of Electronic Engineering	YB1095204	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	N/A	Yes	No	September 17, 2024
Claudio Giovanni Ezio Ongaro	June 11, 1968	Bachelor of Electronic Engineering	YA4595942	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Member of the Compensation Committee and of the Environmental, Social & Governance Committee	Yes	No	December 15, 2021
Flavia Maria Bittencourt	January 15, 1970	Bachelor of Chemical Engineering	011.971.887-11	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Member of the Statutory Audit Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	July 30, 2019
Gesner José de Oliveira Filho	May 17, 1956	Economist	013.784.028-47	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Coordinator of the Statutory Audit Committee, member of the Control and Risks Committee and of the Environmental, Social & Governance Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	March 28, 2019
Gigliola Bonino	May 5, 1966	Economist	YC0517080	Board Member	To be approved at	To be approved at	2 years	Member of the Control and Risks	Yes	No	July 31, 2023

TIM

Nominees for the Positions of Members of the Company's Board of Directors

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other Positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate
					the ASM of March 27, 2025	the ASM of March 27, 2025	until ASM 2027	Committee and of the Environmental, Social & Governance Committee			
Herculano Aníbal Alves	February 27, 1953	Economist	463.463.178-49	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Member of the Statutory Audit Committee and Chairman of the Control and Risks Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	April 14, 2015
Leonardo de Carvalho Capdeville	September 04, 1969	Eletronic Engineer	015.358.317.74	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	N/A	Yes	No	N/A
Nicandro Durante	September 13, 1956	Business administrator	807.277.948-68	Board Member	To be approved at the ASM of March 27, 2025	To be approved at the ASM of March 27, 2025	2 years until ASM 2027	Chairman of the Compensation Committee and of the Environmental, Social & Governance Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	March 28, 2019

* Number includes mandates in TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. on Aug. 31, 2020.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Adrian Calaza	**Date of Birth:**	March 8, 1967
Occupation:	Business administrator	**CPF/Passport No.:**	XDD931202
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	April 26, 2022
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mr. Calaza is an Argentine citizen, graduated in business administration from the University of Belgrano and holds an MBA in Management and Business Administration from the University of CEMA. With extensive experience in the telecommunications industry, Mr. Calaza was elected Chief Financial Officer of Telecom Italia S.p.A. on March 1st, 2022. Before that, he held the position of Chief Financial Officer at ARCOR Group since August 2021 and, since September 2016, of Chief Financial Officer at TIM Participações (currently TIM S.A.). Before that, he served as Chief Financial Officer in Telecom Argentina from 2009 to 2016, where he also was Corporate Administrative Services Manager from 2007 to 2009. Previously, Mr. Calaza held various executive roles, including Capital Expenditures and Control Manager at TIM Participações from 2006 to 2007, Chief Financial Officer at Telecom América Latina S.A. from 2004 to 2005 and Chief Financial Officer in Entel S.A. from 2000 to 2004. Mr. Calaza joined the Telecom Italia Group in January, 1999, where he held various positions, including Chief Financial Officer of Entel S.A., in Bolivia, a subsidiary of the Telecom Italia Group and Corporate Chief Financial Officer of Telecom América Latina S.A. in Brazil.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Alberto Mario Griselli	**Date of Birth:**	April 24, 1969
Occupation:	Bachelor of engineering	**CPF/Passport No.:**	058.431.817-07
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	January 31, 2022
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mr. Griselli serves as the CEO of TIM since January 2022. He joined TIM in 2019 as Chief Revenues Officer, being responsible for the Company's entire revenue generation. He is also a member of the Board of Directors of TIM SA, Chairman of the Board of Directors of TIM Brasil and a non-executive director at Digicel. Mr. Griselli graduated in Electronic Engineering from La Sapienza University in Rome and holds an FMBA from Columbia University, New York. He started his career in management consulting in Italy and subsequently moved to London. He has been working in Latina America and Brazil since 2004. He has more than 25 years of experience in the telecommunications industry and has held relevant roles as Vice President for Latin America at TIMwe, a global provider of solutions for operators, and Managing Director for Brazil and Latin America of Value Partners, a management consulting firm. At the helm of TIM Brasil, he leads a cohesive team of around 10 thousand employees driving the company's high performance in mobile, paving the way to the company's expansion in adjacent markets such as digital services, broadband and B2B solutions, while integrating people, society and environment in the business strategy. Throughout his professional career, Mr. Griselli has worked on crucial aspects of companies' performance and has been leading initiatives ranging from strategic planning and transformation, turnaround and efficiency, new business development and change management.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Alessandra Michelini	**Date of Birth:**	October 29, 1976
Occupation:	Bachelor of Electronic Engineering	**CPF/Passport No.:**	YB1095204
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	September 17, 2024
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mrs. Michelini has over 20 years of experience in the telecommunications and digital sector, most of which she spent at TIM. She holds a degree in Electronic Engineering for Telecommunications and began her career at a multinational consulting firm before joining TIM in 2003. Over the years, the company, a leader in the sector, has undergone an ambitious financial and business restructuring process, to which Alessandra Michelini has contributed through key roles. She currently serves as Head of Transformation at TIM, where she is responsible for identifying innovative, digital, and disruptive initiatives to enhance efficiency across different areas and improve profitability and service margins. Throughout her career, she has held various positions within the organization. After an initial role in the technology department, where she focused on innovative services and emerging technologies with responsibility for technology development plans, she moved into staff functions, taking on executive roles in Procurement, Enterprise, and the Revenue Office. She has also worked closely with several CEOs and Presidents as their Chief of Staff. Alessandra Michelini earned an Executive Master in Media & Telco from MIP Politecnico di Milano and a Master in Managerial Training with Ambrosetti. Actively committed to promoting an inclusive and change-driven work environment, she participates as a role model in events organized by TIM and other associations dedicated to enhancing female talent and reducing gender stereotypes. She is a board member of several TIM-participated companies, including TIM Retail, Polo Strategico Nazionale, and TIM S.A.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Claudio Giovanni Ezio Ongaro	**Date of Birth:**	June 11, 1968
Occupation:	Bachelor of electronic engineering	**CPF/Passport No.:**	YA4595942
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	December 15, 2021
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a University Degree in Electronic Engineering awarded in 1993 by Politecnico di Milano, in Milan, Italy. Mr. Ongaro carried out his career in the telecommunications sector, holding managerial roles both in Italy and abroad, mainly in the United Kingdom, South America, Greece and the Middle East. In particular, he began his career in 1995 in Omnitel Pronto Italia by participating in the founding of the company with roles of increasing responsibility within the network. After an experience in the infrastructure services market, in 2003 he worked in cable & wireless as Group Technical Director of Mobile and, subsequently, as Senior Director of Strategy. In 2007, he joined the Orascom Group, initially in the wireless broadband field and later in the subsidiary Wind Hellas as Chief Strategy Officer and Chief of Fixed Business. From 2010 he worked in Wind Telecomunicazioni as Head of Strategy and M&A and subsequently, following the merger with H3G in 2016, in WindTre as CEO Office Director, responsible for coordinating the company's main strategic projects. He joined TIM Group in 2019. On December 2021, he was appointed Chief Strategy & Business Development Officer at TIM S.p.A., whilst maintaining his previous responsibility as Head of Wholesale Market.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

TIM

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Flavia Maria Bittencourt	**Date of Birth:**	January 15, 1970
Occupation:	Bachelor of Chemical Engineering	**CPF/Passport No.:**	011.971.887-11
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	July 30, 2019
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		

Professional experience and other positions held:
Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since September 2021, she is the MD of Adidas Latin America. Until 2019, she was an independent board member of Marisa Lojas S.A., and currently holds the position of board member, both at BRF S.A. since April 2020, and at Grupo Oncoclínicas since 2021. Mrs. Bittencourt was an independent member of TIM Participações S.A.'s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020, she has been an independent member of our Board of Directors and Statutory Audit Committee of TIM S.A.

Declaration of any convictions:
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Gesner José de Oliveira Filho	**Date of Birth:**	May 17,1956
Occupation:	Economist	**CPF/Passport No.:**	013.784.028-47
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	March 28, 2019
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		

Professional experience and other positions held:

Mr. Oliveira is a partner of GO Associados and Professor of Economics at Fundação Getulio Vargas (FGV). In 2020 Mr. Oliveira has been certified as a Member of the Audit Committee (CCoAud) by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). His expertise includes public and private entities. Mr. Oliveira currently serves as member of our Board of Directors, as Coordinator of our Statutory Audit Committee, and as member of our Control and Risks Committee and our Environmental, Social & Governance Committee. Mr. Oliveira also serves as member of the Board of Directors of Braskem and Coordinator of the Statutory Compliance and Audit Committee, Chairman of the Board of Directors of Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His previous experience includes being a member of the board of directors of Uber, Usiminas, Sabesp, CESP, Nossa Caixa and Varig. Mr. Oliveira served as CEO of SABESP – Companhia de Saneamento Básico do Estado de São Paulo (2007 a 2011), one of the largest water companies in the world; President of CADE, the Brazilian federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master's degree from the University of Campinas and Bachelor's degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and SABESP, respectively. He was recently awarded the Jabuti Award for his book Nem Negacionismo, Nem Apocalipse – Economia do meio ambiente: uma perspectiva brasileira.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Gigliola Bonino	**Date of Birth:**	May 5, 1966
Occupation:	Economist	**CPF/Passport No.:**	YC0517080
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	July 31, 2023
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mrs. Gigliola Bonino has been working in the Telecommunications sector as Head of Administration & Financial Statements and Sustainability Reporting of Telecom Itallia S.p.A. and TIM Group, from May 2018 to December 2019, and also served as a member of the Board of Directors of TIM Brasil Serviços e Participações S.A., between April 2018 and March 2019, returning to this position in August 2023, where he currently remains, and between April 2018 and March 2020 he served as a member of the Board of Directors of the company INWIT S.p.A, a subsidiary of Telecom Italia S.p.A. He also worked in the banking segment, between October 2020 and December 2021, as Vice President of TIMFin S.p.A., a subsidiary of Telecom Italia S.p.A., and from December 2021 to August 2022, he was a member of the Board of Directors of DAPHNE 3 S.p.A. He has currently been Head of Financial Reporting, Accounting & Revenue Assurance at Telecom Italia S.p.A. and the TIM Group since December 2021, and since October 2022 he has been Chairman of the Board of Directors of TIM Retail S.r.l., a subsidiary of Telecom Italia S.p.A.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Herculano Aníbal Alves	**Date of Birth:**	February 27, 1953
Occupation:	Economist	**CPF/Passport No.:**	463.463.178-49
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	April 14, 2015*
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		
Professional experience and other positions held:			
Mr. Herculano is an executive with extensive experience in the financial market, having held leadership positions at Grupo Bradesco, ABN AMRO Bank, Unibanco, and Banco Bozzano Simonsen. Currently, he serves as a member of the Fiscal Councils of Cielo, Grendene, Metalúrgica Gerdau, and Tivio, as well as an alternate member of the Fiscal Council of Gerdau S.A. and a member of the Finance and Risk Committee at Marfrig. He is also a member of the Board of Directors at Marfrig and TIM S.A., actively participating in advisory committees, including the Statutory Audit Committee (as a financial expert) and the Risk and Control Committee. He holds a degree in Economics from the Pontifical Catholic University of São Paulo (PUC-SP) and a master's degree from the São Paulo School of Business Administration at Fundação Getulio Vargas (EAESP/FGV). His academic background also includes an executive program at the Kellogg School of Management at Northwestern University and executive training in Risk, Compliance, and Governance from KPMG's Risk University.			
Declaration of any convictions:			
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.			

* The date considers the mandates in TIM S.A. and TIM Participações S.A., the latter incorporated by the former on August 31, 2020.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Leonardo de Carvalho Capdeville	**Date of Birth:**	September 4, 1969
Occupation:	Eletronic Engineer	**CPF/Passport No.:**	015.358.317.74
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	No		

Professional experience and other positions held:

Mr. Capdeville holds a degree in electronic engineering with a specialization in telecommunications. He holds an MBA from Fundação Getúlio Vargas - FGV/RJ, as well as international specialization courses in International Program of Management Development at the Institute for Executive Development - Madrid and Disruptive Innovation at Harvard Business School. He served as a Director at Telefônica – Vivo, between 1998 and 2014, as a Board Member at CpQD – Research and Development Center, between 2017 and 2024, and as Chief Technology and Information Officer (CTIO) at TIM S.A., between 2014 and 2024. He currently holds the position of Chief Technology Officer (CTO) of Telecom Italia S.p.A.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Nicandro Durante	**Date of Birth:**	September 13, 1956
Occupation:	Bachelor of Business Administration	**CPF/Passport No.:**	807.277.948-68
Position:	Member of the Board of Directors	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	Until ASM 2027	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	March 28, 2019*
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		

Professional experience and other positions held:

Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor's degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica) of São Paulo, Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante served as an Independent Director until July 2022 and also as Chief Executive Officer until 2023, of Reckitt Benckiser, a leading company in the health and care industry. Mr. Nicandro currently serves as Chairman of our Board of Directors, Compensation Committee and Environmental, Social & Governance Committee since 2019.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

* The date considers the mandates in TIM S.A. and TIM Participações S.A., the latter incorporated by the former on August 31, 2020.

7. Appointed to the positions of members and respective alternates of the Company's Fiscal Council

TIM

Nominees for the positions of members of the Company's Fiscal Council

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate*
Ana Gati	December 4, 1963	Engineer	102.095.638-00	Effective Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	March 30, 2023**
Carlos Eduardo Nascimento	November 30, 1964	CIO, Board Member	433.450.939-87	Alternate Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	March 30, 2023
Gustavo Raldi Tancini	April 4, 1983	Accountant	308.280.808-52	Alternate Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	N/A
Heloisa Bedicks	August 25, 1960	Economist	048.601.198-43	Effective Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	March 28, 2024
Isaac Berensztejn	May 23, 1954	Telecommunications Engineer	332.872.367-68	Alternate Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	N/A
Walmir Kesseli	August 28, 1959	Economist	357.679.019-53	Effective Member of the Fiscal Council	To be approved at the ASM on March 27, 2025	To be approved at the ASM on March 27, 2025	1 year until ASM 2026	N/A	Yes	Yes	April 4, 2017*

*Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.
** Date of first term as Alternate Member of the Fiscal Board

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

<table>
<tr><td>Name:</td><td colspan="2">Ana Maria Gati</td><td>Date of Birth:</td><td>December 4, 1963</td></tr>
<tr><td>Occupation:</td><td colspan="2">Engineer</td><td>CPF/Passport No.:</td><td>102.095.638-00</td></tr>
<tr><td>Position:</td><td colspan="2">Effective Member of the Fiscal Council</td><td>Date of Election:</td><td>To be approved at the ASM of March 27, 2025</td></tr>
<tr><td>Term of Office:</td><td colspan="2">1 year until ASM 2026</td><td>Investiture:</td><td>To be approved at the ASM of March 27, 2025</td></tr>
<tr><td>Elected by the Controller:</td><td colspan="2">Yes</td><td rowspan="2">Start date of the 1st consecutive term of office:</td><td rowspan="2">Elected as alternate member on March 30, 2023.</td></tr>
<tr><td colspan="2">If an independent member, under the terms of the specific regulations applicable to the matter:</td><td>Yes</td></tr>
<tr><td colspan="5">Professional experience and other positions held:</td></tr>
<tr><td colspan="5">Ms. Ana Gati is a certified board member (IBGC) and Qualified Risk Director (QRD) with board experience in different sectors and capital. She has extensive experience in general industries, among other businesses, having worked for the following companies: Mckinsey & Company, Kearney, Avon and Mars, as well as Gati Consultoria. Ms. Gati is an experienced C-Level Executive in the end-to-end chain of production/supply chain/supplies & innovation, general industries and other businesses. She also has experience in the retail, direct sales and other sales channels, as well as experience in Brazil and abroad, living and working in many different places. Currently, she is a member of the Board of Directors of Pérola Company, a private company for bonded storage of fertilizers at the Port of Santos, constituted by companies Nutrien of Canada, Ultrabulk of Denmark and Eurobrás of Brazil, since February 2020; Advisory Board Member at Aliança Metalúrgica and Coordinator of the Innovation Committee, since January 2022; Alternate Board Member at Neoenergia, since April 2022; and Advisory Board Member at Hidrolight, since January 2023. Additionally, Ms. Ana Gati is the founder of Gati Management and Governance Consulting, an affiliate of the Shingo Institute in Brazil, which aims at Transformation for Business Excellence (processes, people, organization, culture, routines, digital) with an impact on efficiency, change management and continuous improvement.</td></tr>
<tr><td colspan="5">Declaration of any convictions:</td></tr>
<tr><td colspan="5">In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.</td></tr>
</table>

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Carlos Eduardo do Nascimento	**Date of Birth:**	November 30, 1964
Occupation:	CIO, Board Member	**CPF/Passport No.:**	433.450.939-87
Position:	Alternate Member of the Fiscal Council	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	1 year until ASM 2026	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	March 30, 2023
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		

Professional experience and other positions held:
Mr. Carlos has a degree in Information Technology, Training of Board Members, MBA in Strategic Business Management, Specialist in BI and Business IT. Mr. Carlos Eduardo do Nascimento has 20 years of experience in the Telecommunications business. Acting in the IT Services and Solutions market as Partner and Director in several companies. Executive performance in IT Management, Business Consulting, Merger and Acquisition, Project and Process Management. Member of the Statutory Board of Directors of ACP in several administrations, in the Vice-Presidency and in the Fiscal and Deliberative Councils.
Declaration of any convictions:
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

<table>
<tr><td>Name:</td><td colspan="2">Gustavo Raldi Tancini</td><td>Date of Birth:</td><td>April 4, 1983</td></tr>
<tr><td>Occupation:</td><td colspan="2">Accountant</td><td>CPF/Passport No.:</td><td>308.280.808-52</td></tr>
<tr><td>Position:</td><td colspan="2">Alternate Member of the Fiscal Council</td><td>Date of Election:</td><td>To be approved at the ASM of March 27, 2025</td></tr>
<tr><td>Term of Office:</td><td colspan="2">1 year until ASM 2026</td><td>Investiture:</td><td>To be approved at the ASM of March 27, 2025</td></tr>
<tr><td>Elected by the Controller:</td><td colspan="2">Yes</td><td rowspan="2">Start date of the 1st consecutive term of office:</td><td rowspan="2">N/A</td></tr>
<tr><td colspan="2">If an independent member, under the terms of the specific regulations applicable to the matter:</td><td>Yes</td></tr>
<tr><td colspan="5">Professional experience and other positions held:</td></tr>
<tr><td colspan="5">Mr. Gustavo holds a degree in Accounting from the University of São Paulo – USP, with completion in 2008. He also holds a Master's and Doctorate in Controllership and Accounting Sciences from USP, completed respectively in 2013 and 2017. In addition, he holds a postgraduate degree in Corporate Law from Fundação Getúlio Vargas (FGVLaw), completed in 2017, and completed an executive program in the area of Valuation of Private Assets at the Said Business School of the University of Oxford, in 2023. He currently works as a Partner at Momentum Accounting – Accounting, Consulting and Accounting, which he joined in 2008. He has served as a Member of the Statutory Compliance and Audit Committee (CAEE) of Braskem S.A., since 2024. He works as a guest and independent professor, as well as a consultant for several institutions, such as the Fundação Instituto de Pesquisas Contábil, Atuariais e Financeiras (FIPECAFI), Fundação Getúlio Vargas – Escola de Economia de São Paulo (since 2022), PEGECE of ESALQ/USP (since 2022), Associação Paulista de Estudos Tributários – APET (since 2024), Escola de Negócios FBM (desde 2011) e Fundação Alvares Penteado (desde 2012). He has certifications such as International Financial Reporting by ACCA (Association of Chartered Certified Accountants – UK), International Audit by ACCA, IFRS by ICAEW (Institute of Chartered Accountants of England and Wales), IFRS for SMEs by ICAEW, as well as Accounting Expert by CNPC with the CFC.</td></tr>
<tr><td colspan="5">Declaration of any convictions:</td></tr>
<tr><td colspan="5">In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.</td></tr>
</table>

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Heloisa Belotti Bedicks	**Date of Birth:**	August 25, 1960
Occupation:	Economist	**CPF/Passport No.:**	048.601.198-43
Position:	Effective Member of the Fiscal Council	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	1 year until ASM 2026	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	March 28, 2024
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		
Professional experience and other positions held:			
Ms. Heloisa Belotti Bedicks is a member of the Board of Directors of the Mapfre Group and the Vale S.A. She serves as a member of the Audit Committees of Brasilseg *Companhia de Seguros*, Nuclea (CIP S.A.) and *Companhia de Gás de Minas Gerais* (Gasmig). On a voluntary basis, she acts as a member of the Fiscal Councils of the Boticário Foundation and the UN Global Compact and is a member of the Deliberative Council of the NGO - Open Doors in Brazil and the Netherlands. She was Deputy Chairman of GNDI – Global Network of Director Institute and advisor to ICGN – International Corporate Network. She was a member of the Board of Directors of BNDES, BNDESpar and FINAME for 3 years until January 2023, as well as its People, Eligibility, Compensation and Succession Committee, the Social, Environmental and Climate Change Responsibility Committee and also its Audit Committee. Between 2020 and 2022, she served as a member of the Fiscal Council of Braskem S.A., of the Association of Supporters of the Mergers and Acquisitions Committee – ACAF (B3, Anbima and IBGC), as a member of the Board of MAPFRE *Seguradora de Garantia e Crédito* S.A., of the Advisory Board of the Ethical Fund of ABN AMRO Asset Management, of the Center for Sustainability Studies of the *Getúlio Vargas* Foundation and of the Corporate Sustainability Index (ISE) of BMF&Bovespa. She served as an advisory board member at the family companies Tecelagem de Fitas Progresso Ltda. and PH Fit - *Fitas e Inovação Têxteis Ltda*., she was also a Board Member of the ICGN – International Corporate Governance Network and President of ICGLA – Network of Corporate Governance Institutes of Latin America.			
Declaration of any convictions:			
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.			

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Isaac Berensztejn	**Date of Birth:**	May 23, 1954
Occupation:	Telecommunications Engineer	**CPF/Passport No.:**	332.872.367-68
Position:	Alternate Member of the Fiscal Council	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	1 year until ASM 2026	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		

Professional experience and other positions held:

Mr. Isaac holds a degree in telecommunications engineering, with a specialization in Finance from COPPEAD, has extensive experience in the telecommunications sector, having held the positions of Chief Financial Officer (CFO) at Grupo Claro, from 2012 to 2015. CFO and Investor Relations at Embratel, from 2004 to 2014. As more recent positions, he held the position of Board Member at Statkraft Energias Renováveis, from 2021 to 2023, at Litel Participações, from 2020 to 2025, at Itaúsa Investimentos Itaú S.A., from 2016 to 2024. In addition, he participated in courses such as the PREVI Board of Directors Workshop, The Board of Directors in Business Monitoring, The Role of the Board of Directors in the Strategy of Organizations, Fiscal Council in Practice, PWC Governance Forum, Governance Challenges of Brazilian State-Owned Companies, ACI - KPMG Governance Debate Table, ABRAPP Congress, IBGC Congress, Second. Israel 2019 Technical Conference (IBGC), IBGC Certified Board Members Meeting, Mediation in Corporate Governance, Internal Controls in Cyber Risk Management.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Walmir Urbano Kesseli	**Date of Birth:**	August 28, 1959
Occupation:	Economist	**CPF/Passport No.:**	357.679.019-53
Position:	Effective Member of the Fiscal Council	**Date of Election:**	To be approved at the ASM of March 27, 2025
Term of Office:	1 year until ASM 2026	**Investiture:**	To be approved at the ASM of March 27, 2025
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	April 4, 2017*
If an independent member, under the terms of the specific regulations applicable to the matter:	Yes		
Professional experience and other positions held:			
Mr. Walmir Kesseli has a degree in Economic Sciences and has served as Chairman of the Fiscal Council of TIM since 2017 and President of the non-profit organization Working for Africa, since 2013. Since 2011, Mr. Walmir has worked as a volunteer consultant at the non-profit organization Mission for the Interior of Africa – MIAF and since 2016 as secretary of the directors at the *Recanto Esperança Integral* Development Center.			
Declaration of any convictions:			
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.			

* The date considers the mandates in TIM S.A. and TIM Participações S.A., the latter incorporated by the former on August 31, 2020.

7.5. Existence of a marital relationship, stable union or kinship up to the second degree between:

There is no marital relationship, stable union or kinship up to the 2nd degree between:

(i) the candidates for members of the Board of Directors, members of the Fiscal Council and our managers;

(ii) the candidates for members of the Board of Directors, members of the Fiscal Council and managers of our direct and indirect subsidiaries;

(iii) the candidates for members of the Board of Directors, members of the Fiscal Council and the managers of our direct or indirect controlling shareholders.

7.6. Subordination, Service Provision or Control Relationships between Managers and Subsidiaries, Controllers and Others in the last 3 fiscal years:

(a) companies directly or indirectly controlled by the issuer, with the exception of those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the share capital;

(b) direct or indirect controller of the issuer;

(c) if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or the controlling or controlled companies of any of these persons.

There are no relationships of subordination, service provision or control between the candidates for members of the Fiscal Council and: (i) our direct or indirect subsidiaries; (ii) our direct or indirect controllers; or (iii) suppliers, clients, debtors or relevant creditors of the Company, our direct and indirect controllers or our direct and indirect subsidiaries.

There are service relationships between the candidates for members of the Company's Board of Directors and its direct and indirect controlling companies, TIM Brasil Serviços e Participações S.A. and Telecom Italia S.p.A., respectively.

Adrian Calaza - Candidate for member of the Board of Directors:

Chief Financial Officer at Telecom Italia S.p.A., indirect controlling company of the issuer, since 2022.

Alberto Mario Griselli - Candidate for member of the Board of Directors:

Chairman of the Board of Directors of TIM Brasil Serviços e Participações S.A., the issuer's direct controlling company, since 2022.

Alessandra Michelini - Candidate for member of the Board of Directors:

Chief Transformation Officer at Telecom Italia S.p.A., indirect controlling company of the issuer, since April 2022, where she also held the position of Vice President in the Enterprise Market area, from February 2021 to April 2022.

Claudio Giovanni Ezio Ongaro - Candidate for member of the Board of Directors:

Chief Strategy & Business Development Officer at Telecom Italia S.p.A., the issuer's indirect controlling company, since 2021.

Gigliola Bonino - Candidate for member of the Board of Directors:

Head of Financial Reporting, Accounting & Revenue Assurance at Telecom Italia S.p.A., the issuer's indirect controlling company, since December 2021, and member of the Board of Directors of TIM Brasil Serviços e Participações S.A., the issuer's direct controlling company, since August 2023.

Leonardo de Carvalho Capdeville - Candidate for member of the Board of Directors:

Chief Technology Officer at Telecom Italia S.p.A., the issuer's indirect controlling company, since 2024.

8. Proposal for the remuneration of the Company's Management and members of the Fiscal Council for the year 2025

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

The process of preparing the Compensation Proposal for Management and the Fiscal Council presented below was supported by market compensation studies, prepared by a renowned specialized consulting firm, with an overview of market practice in general and in selected markets, considering companies with characteristics, size, and governance levels similar to those of the Company.

The evolutionary assumptions adopted for the preparation of this proposal were defined with the main objectives of aligning the compensation of managers with the best practices identified in the market study and supporting the achievement of the Company's strategic objectives.

Therefore, according to the proposal presented to the Compensation Committee and to the Board of Directors of TIM S.A. ("Company"), in meetings held on February 24th, 2025, the following compensation will be proposed to the General Meeting:

1) **Board of Directors:**

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

2) **Fiscal Council:**

Proposal for a total annual compensation of R$ 702,000.00 (seven hundred and two thousand reais).

Although the current practices are already competitive in relation to the market, the proposed amount for 2025 includes an adjustment of 3.5% compared to the amounts approved for the previous year. This adjustment is necessary to ensure compliance with the minimum remuneration requirement of 10% of the average annual compensation attributed to the Statutory Officers, as stipulated by the Corporations Law - Law 6.404/76, Article 162, paragraph 3, as amended by Law No. 9,457/97.

3) **Statutory Officers:**

Proposal for an annual global remuneration of R$ 46,285,000.00 (forty-six million, two hundred and eighty-five thousand reais).

For the Fixed Remuneration component, it is planned to review the amounts currently practiced, considering the forecasts of wage growth in the market and inflation, resulting in a proposal with a total average increase of 4.6% compared to the proposal approved in the previous year.

The proposal regarding the Short-Term Variable Compensation considers the most optimistic scenario in relation to exceeding the objectives established for the program's performance indicators, as provided for in the Company's policy. Thus, variations in relation to this scenario

may impact the effective value of the short-term variable compensation to be paid. The increase of 4.4% observed in relation to the proposal approved in the previous year is a natural consequence of the effects explained above in the Fixed Compensation component.

For the proposal of Long-Term Variable Compensation, the amounts referring to the grants already granted and the realization of a new grant were considered, in accordance with the regulations and resolutions of the Board of Directors. Despite the maintenance of the current award policy of the Long-Term Incentive Plan, the proposal for 2025 shows a growth of 17.5% compared to that approved for the previous year, mainly due to the revisions in the award policy that took place in 2023 and 2024, given that its financial effect occurs during the 3-year grace period.

For the Benefits component, the proposed amounts reflect the adjustments resulting from inflation indices and current contractual conditions.

And, finally, an additional amount was proposed providing for expenses with terminations and/or hiring, in case of any changes in the current composition of the Board of Executive Officers.

Therefore, the amount of remuneration, presented here, provides for an increase of 8.1% in the remuneration approved for the previous year.

4) Committees

Proposal for a total annual compensation of R$ 3,024,000.00 (three million and twenty-four thousand reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

9. Item 8 of the Reference Form

8.1. Describe the policy or practice for compensation of the board of directors, of the statutory and non-statutory executive boards, of the fiscal council, statutory committees and audit committees, for risk, finance and compensation, covering the following aspects:

a. objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document can be consulted

The TIM S.A. Management Compensation Policy approved by the Board of Directors on December 15, 2021 (available on the Company's Investor Relations website) is an instrument that aims to establish the rules and principles for defining and evolving the compensation of members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Executive Board in an aligned and competitive manner with market practices, aiming to attract, engage, recognize and retain the human resources required to achieve the Company's strategic objectives, always respecting the corporate governance requirements for publicly traded companies within the country.

The resulting compensation architecture must balance compensation (fixed and variable) and leverage the benefits system, aiming at generating long-term sustainable results for TIM S.A. The definition of the compensation structure and values is supported by the analysis of market practices, mainly in the high technology and telecommunications market, as well as companies that are similar in size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The methodology provides for analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median and 3rd quartile). The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

In the TIM S.A. organizational structure, and in accordance with the Internal Regulations of the Board of Directors approved on July 29, 2020 and updated on September 28, 2020, there is a specific committee to address the compensation of the Company's Management, which is the Compensation Committee, composed of 3 effective members of the Board of Directors. This Committee is not statutory, but it is permanent and has the following main powers:

a) prepare the proposal for the apportionment of the annual global amount of the compensation established by the General Meeting among the Company's Officers for the Board of Directors;

b) submit a proposal to the Board for the compensation of Officers aiming to ensure their alignment with the objective of creating value for the Company's shareholders over time;

c) periodically assess the compensation criteria of the Company's Officers and senior executives and, after consulting the Chief Executive Officer, formulate recommendations to the Board;

d) monitor the application of decisions made by the competent bodies and the Company's policies regarding the compensation of senior executives; e

e) analyze other matters related to the compensation of Company members, as delegated by the Board.

Still in the form of the Internal Regulation, the Committee must report its monitoring and evaluation activity to the Board of Directors, and, in relation to items (a) and (b) above, the Committee must report to the Board before the Meeting of the Board of Directors which is held after the Annual General Meeting.

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

Board of Directors:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives.

Members of the Board of Directors do not have receive fees for holding this position, with the exception of the Chairman of the Board. It should also be highlighted that Board Members may have their total compensation at the Company differentiated according to their participation or not in advisory committees, which have a specific monthly compensation, as described below.

The compensation of the Board of Directors is revisited annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, the People, Culture & Organization Officer proposes, or not, a compensation adjustment, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Board of Directors Committees:

The Company has Specialized Committees, which report to the Board of Directors, namely: The Compensation Committee, Control and Risk Committee, Statutory Audit Committee and ESG (Environmental, Social & Governance) Committee.

Fixed monthly compensation is provided for effective members participating in committees, which is also revisited annually as part of the process described above. Fees for participating in committees are defined according to market practices, and may differ between committees and according to the role of the Board Member (Coordinator or Committee Member).

Fiscal Council:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives.

The members of the Fiscal Council do not have separate fees for holding this position, with the exception of the Chairman.

The compensation of the Fiscal Council is revised annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee by the People, Culture & Organization Officer who, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Statutory and Non-Statutory Executive Board:

The compensation practice includes the payment of fixed monthly fees / salaries, direct and indirect benefits, in addition to short and long-term variable compensation.

b. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and senior management, indicating:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

The Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of said studies

The methodology used to define the individual compensation provides for an analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median and 3rd quartile).

The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

iii. how often and how does the board of directors assess the adequacy of the issuer's compensation policy

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

c. breakdown of compensation, indicating:

i. description of the several elements that make up the compensation, including, in relation to each of them:

- **its objectives and alignment with the issuer's short, medium and long-term interests**

The Compensation of the members of the Board of Directors and the Fiscal Council is composed of a single element, which is the Fixed Compensation, which may be complemented by participation in advisory committees. The fixed component aims to enhance the strategic role of the members, having as a benchmark the values practiced in the market.

In turn, the Compensation of the Statutory and Non-Statutory Executive Board is composed of 3 elements: Fixed Compensation, Variable Compensation and Direct and Indirect Benefits, with varying degrees of relevance, due to market practices, the Company's positioning and the objectives for the position. Each component is duly detailed below:

1) <u>Fixed Compensation:</u>

It aims to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices.

2) <u>Variable compensation:</u>

Aims to reward the achievement and surpassing of the Company's goals, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the targets and objectives of the organization defined in the three-year industrial plan presented to the market. In turn, the variable component is broken down into four groups, namely:

2.1) MBO

The MBO – Management By Objectives – is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company's business, containing goals and objectives, both corporate and functional (for each Board).

- Corporate Objectives: the Company's macro objectives, with high strategic relevance, which depend on the collective efforts of all the Company's employees to be achieved. The performance indicators that are considered in determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators (such as Employee Engagement, Renewable Electric Energy, among others), reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.

Such objectives are proposed annually by the Company's management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee.

- Functional Objectives: specific objectives of one or more Boards, the results of which rely heavily on the teams involved. They must contribute directly to the achievement of corporate objectives. After defining the Corporate Objectives, it incumbent upon the Chief Executive Officer to approve the Functional objectives of each Board that will support their achievement. Examples of Functional Objectives are objectives such as: Responsibility Opex, Churn, delivery of several projects (efficiency, network expansion, etc.), among others.

2.2) Bonus (*una tantum*)

The Bonus is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company.

2.3) Hiring/Retention Bonus

The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional losses that may exist in the transition between companies.

2.4) Long-Term Incentive Plan:

In recent years, the Company has instituted share-based incentive plans for senior managers and those employees who hold key positions in the Company. Such a long-term mechanism aims to: (i) align the interests of senior management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, aiming to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument for retaining key people for the Company.

It is worth highlighting that the Company has a Securities Disclosure and Trading Policy, pursuant to CVM Resolution 44/21, which is communicated to each new member elected in the Company's senior management upon signature of the Term of Adhesion, which is filed at the Company's headquarters.

The Long-Term Incentive Plans establish general terms and conditions for the granting of Company's shares, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer.

The Plan's management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company's Bylaws.

The Board of Directors is entitled to:

- decide on any measures related to the management of the Plan, interpretation, detailing and application of the general rules established herein;
- modify the terms and conditions for granting the Shares, with the purpose of adapting them to any requirements that may become necessary due to any legal or regulatory changes applicable to the Plan or the Stock Granting Agreement;
- decide on omitted cases, following the general guidelines of the Plan and the applicable legal provisions;
- analyze exceptional cases related to the Plan;

- select the Participants, at its sole discretion, previously evaluated by the Human Resources Board and by the Chief Executive Officer and examined by the Compensation Committee;
- authorize the Company's Board to sign the Stock Granting Agreements with the Plan Participants; and
- in case of exceptional situations that make it impossible for the Plan to continue, create mechanisms and rules and/or modify the terms of the Stock Granting Agreement, including replacing it with similar instruments, aiming to avoid any distortions and losses to the Participants, to the Company and its Shareholders, in strict alignment with the Plan's objectives.

The Board of Directors must refrain from, except for the adjustments expressly permitted by the Plan: (i) increasing the total limit of Shares that may be granted under the Plan; (ii) changing the provisions relating to the eligibility of Participants; or (iii) without the holder's consent, modifying or impairing any rights or obligations arising from Stock Granting Agreements entered into with any Participants.

3) Direct and indirect benefits:

It aims to offer products and services that increase the well-being of the individual and his/her family in economic and social terms, reflecting on the value received by executives, aiming to attract and retain them in the Company.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

The Company seeks to offer a comprehensive benefits package for Senior Management that manages to cover the different dimensions of well-being, with eligibility criteria that can be specific or related to the grade and position of the holder.

Benefits evolve according to market practices and the collective agreement, as well as the evolution of people's expectations and needs. Some examples of benefits offered by the Company are: private pension plan, extended maternity, paternity and marriage leave, health care plan, dental plan, life insurance, day care assistance and food/meal vouchers.

The Company also offers executives the opportunity to customize their benefits package in a way that best meets their needs through a flexible benefits platform.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation calculation methodology and readjustment of each of the compensation elements.

Fiscal Year 2024 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	5.0	3.0	6.0	0.0
Fixed compensation (%)	100%	100%	28.9%	N/A
Variable compensation (%)	0%	0%	22.6%	N/A
% Share-Based Compensation (including options)	0%	0%	48.5%	N/A

Fiscal Year 2023 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	5.0	3.0	6.4	0.0
Fixed compensation (%)	100%	100%	41%	N/A
Variable compensation (%)	0%	0%	27%	N/A
% Share-Based Compensation (including options)	0%	0%	32%	N/A

Fiscal Year 2022 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	5.0	3.0	7.5	0.0
Fixed compensation (%)	100%	100%	23%	N/A
Variable compensation (%)	0%	0%	24%	N/A
% Share-Based Compensation (including options)	0%	0%	53%	N/A

- **its calculation and readjustment methodology**

The compensation structure aims to follow market practices, mainly in the high technology and telecommunications markets, as well as companies of similar size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The compensation of the Board of Directors, the Advisory Committees and the Fiscal Council are revisited annually, through comparative analysis with market practices, supported by specialized research. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee that, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

The Compensation of the Executive Board is made up of the following elements, with varying degrees of relevance, due to the impacts they may generate on the Company's results. According to the introduction, the organizational evaluation of positions and compensation amounts is made through an internal system that classifies positions in "bands" based on the Hay methodology (system with which the main positions of the organization are evaluated). Through this methodology, the Company facilitates the comparison of its position with the market, in addition to supporting the management and development of human resources. Thus, it is possible to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices.

1) Fixed compensation

Base Salary or Management Fees: The fixed compensation consists of the payment of 12 installments per year, plus the 13th salary and vacation for senior executives who are governed by the Brazilian Labor Code (CLT).

The definition of the benchmark fixed compensation to support the definition of the individual compensation of each member of the Executive Board is based on the "weight" of the position, according to the Hay methodology. The definition of individual compensation, as well as its periodic readjustment, mainly consider one's previous compensation, the criticality of the position, performance and achievement of established targets, the need for shielding, internal equity (including that of gender and race), the comparative analysis with the market, through salary surveys conducted by specialized consulting firms, as well as the competitive scenario.

2) Variable compensation

Variable Compensation aims to reward the achievement and surpassing of the Company's targets, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the targets and objectives of the organization defined in the three-year industrial plan presented to the market.

The variable component is subdivided into three groups:

- The Short-Term Incentive Program called "MBO – Management By Objectives" – which is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company's business, containing targets and objectives, both corporate and functional (for each Board);

- the Bonus (una tantum) which is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company; e

- Long-Term Incentive, which is a share-based plan with the following objectives: (a) align the interests of senior management with the interests of shareholders, through participation in the business risk; (b) implement an integrated incentive system, aiming to balance the time horizon and the nature of the objectives; (c) increase the competitiveness of the recognition package and (d) operate as an instrument for retaining key people for the Company.

2.1) MBO

The variable compensation of the Executive Board is directly linked to the evolution of performance indicators of interest to the issuers. Based on this, we align and link the interests of Officers to the Company's results.

The program's structure is divided into Corporate Objectives and Functional Objectives, which have the following definitions:

- Corporate objectives (with a total weight of 85% in 2024): the Company's macro objectives, with high strategic relevance, which depend on the collective efforts of all the Company's employees to be achieved. The performance indicators that are considered when determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators: Net Promoter Score (Customer Loyalty Index), employee engagement and electricity from renewable sources, reassessed and validated annually, always in line with the objectives presented to shareholders for the Three-Year Plan. Such objectives are proposed annually by the Company's management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee.

- Functional Objectives (with a total weight of 15% in 2024): specific objectives of one or more Boards, the results of which rely heavily on the teams involved. They must contribute directly to the achievement of corporate objectives. After defining the Corporate Objectives, it incumbent upon the Chief Executive Officer to approve the Functional objectives of each Board that will support their achievement. Examples of Functional Objectives are objectives such as: Responsibility Opex, Net Adds, Customer Satisfaction Indexes, deliveries of various projects (system implementations, network expansion, etc.), among others.

Each objective is assigned a weight and three target levels, which correspond to 3 payment levels (currently set at 50%, 100%, and 150%). All objectives are paid individually and eligibility triggers may apply. Objectives with attainment below the minimum target of 50% do not generate payment and those with attainment above the maximum target have their payment limited to 150%.

For each MBO – Management By Objectives participant, a target value is defined based on a salary multiple or amount of fees and its amount considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized surveys market.

2.2) Bonus (*una tantum*)

The bonus is based on valuing individual performance, which justifies the company's recognition, especially considering tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a salary multiple, the payment amount of which may vary according to the strategic role, the individual's performance based on the relevance of a given project, initiative and / or financial / qualitative return for the Company, in line with the market's Compensation Practices.

2.3) Hiring / Retention Bonus

The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the Company's strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional

losses that may exist in the transition between companies. The value of the hiring / retention bonus is defined as an amount of fees / annual salaries, in line with market practices and proportional to the required retention period. In the case of Hiring Bonus, it may also vary depending on the particularities and specific conditions involved in the negotiation between the parties.

2.4) Long-term incentive plan:

For each participant, a target value is defined based on a salary multiple, which is converted into a target number of shares. Such amount considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys.

The Long-Term Incentive Plan establishes general terms and conditions for the granting Company's shares, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer.

2021-2023 and 2024-2026 Plans:

On March 30, 2021 and March 28, 2024, the Annual Shareholders' Meeting of TIM S.A. approved the long-term incentive plans, "2021-2023 Plan" and "2024-2026 Plan", respectively, granted to senior directors and to those who occupy key positions in the Company.

Before submitting the analysis and approval of a new plan, a market analysis is carried out to assess the need to update the current rules, considering the type of plan, eligibility criteria, general rules and the impact on the Total Rewards mix of eligible participants.

The Long-Term Incentive Plans ("Plan") provide for the granting of shares to participants issued by the Company and provide for a combination of two modalities:

- Restricted Shares, subject to the participant remaining with the Company for a certain period; e

- Performance Shares, subject to the achievement of specific targets and the participant remaining with the Company for a certain period.

Generally, performance objectives are linked to economic/financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG indicators - Environmental, Social & Governance - (example: % of women in leadership positions, Ecoefficiency, % of black people in leadership positions and Recycling of solid waste), always in line with the objectives presented to shareholders for the Three-Year Plan.

The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of 2021-2023 and 2024-2026 Plans has the same periodicity of 3 years related to its vesting. In turn, in addition to considering the transfer of Shares, also provides for the possibility of making payment to participants of the equivalent amount in cash. As approved by the Company's General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company's Articles of Organization.

The shares granted under the terms of the Plan, including those already granted or not, and discounting those canceled, are limited to a percentage of the total number of shares issued by the Company during the term of the Plan, defined in the Plan's regulations and approved at the General Shareholders' Meeting. The Plan's management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company's Bylaws.

The base price of the share, for the purpose of calculating the amount to be granted to each Participant based on their award, considers the average price of the share, weighted by the financial volume, during a period defined by the Board.

The amount of shares awarded is calculated according to the market price by dividing the target reward by the base share price. Performance conditions may also vary the number of shares granted, for more or less, depending on the criteria defined in each Grant.

The performance measures defined for the Grants of the 2021-2023 Plan are broken down into an internal financial target and an external target for relative share performance, considering the TSR of the Company's shares compared to the performance of the IBrX-50. Both were linked to an award table with a minimum variation of 75% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the internal indicator, when reached, by up to +50 pp beyond the 150% limit, and it can slow down the minimum award of 75% by 25 pp. In addition, in this Plan we have included ESG targets during the 3 Grants, acting as a bonus or penalty +4%/-4%. The final award calculated according to the results of the internal target, the external target and the ESG target can reach a maximum of 204% payout.

The performance measures defined for the Grants of the 2024-2026 Plan are broken down into an internal financial target (operates as the reward basis) and an external target for relative share performance (operates as an accelerator/decelerator), considering the TSR of the Company's shares compared to the performance of the IBrX-50. The internal financial target is associated with an award table with a minimum variation of 50% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the internal indicator, when reached, by up to +50 pp, and it can slow down the minimum award by up to 25 pp. In the 2024 Grant, an ESG target was assigned acting as a bonus or penalty +4%/-4%. The final award calculated according to the results of the internal target, the external target and the ESG target must not exceed the maximum payout limit of 150%.

2.5) Clawback Policy

Participants in Variable Compensation Programs will be subject to the Clawback Policy approved by the Board of Directors on November 6, 2023. This Policy provides for recovery of compensation in the event of a restatement of financial statements resulting from material failure to comply with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth therein. It is intended to comply with the requirements implemented by the SEC (Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Companies Manual - "Listing Rule"). The full Clawback Policy is available for consultation on the Investor Relations website at: https://ri.tim.com.br/esg/regulamentos-e-politicas.

In addition to the conditions provided for in the approved Clawback Policy, the Company may also recover any prize resulting from these programs that were, in whole or in part, obtained due to any type of error, fraudulent behavior or misconduct attributable to the participant, without which the same performance-related prize would not have been achieved or would have been achieved at a lower level.

The activation of the Clawback does not exclude the Company's right to indemnity for any additional damages, nor in any way excludes the possibility of new initiatives, such as disciplinary measures, termination and/or any other lawsuit whatsoever permitted and provided for in accordance with current legislation. In this sense, the possibility of activating the Clawback is an additional element and not a replacement for other actions that can be triggered by the Company.

The total amount that can be claimed for recovery corresponds to the difference between the net amount recognized as a performance-based award and the net amount that would have actually been achieved in the absence of the fraudulent behavior/misconduct/error. The activation of the recovery request may or may not be linked to a restatement of the financial statements, depending on the characteristics of the triggering event. In cases where it is necessary to restate the financial

statements, the recovery will apply to all participants in the Programs, regardless of whether they gave rise to such recovery. In cases where fraudulent behavior / misconduct / error does not require restatement of the financial statements, the Board of Directors undertakes to decide whether the activation of Clawback will cover all participants who shared the same objective or only those who caused its activation.

To activate the Clawback, the Board of Directors must first offer the Participant in question the possibility of requesting to be heard by the Compensation Committee, which will report the result of the hearing to the Board of Directors. If the Board of Directors deems it appropriate to proceed with the activation of the Clawback Policy, the Company will communicate the amounts recovered to the Participant in question in writing so that he or she can proceed directly with the refund within 90 days. After this period, without the Participant in question having directly refunded the indicated amount, the Company may order the recovery of the relative amount by deducting them from future payments or even through a lawsuit.

This policy may be activated in the three years following the calculation or disbursement of the award subject to this action or fiscal year, whichever is older. The Clawback Policy can be activated even if the respective Participant has, at the date of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company.

3) Direct and indirect benefits:

3.1) Private pension

The Company has a private pension plan with Icatu/Onze, which guarantees the same conditions for the Company's senior management as for other participants. This plan was launched in October 2023 and allows its participants to make the value of their contributions flexible by up to 15% of the nominal salary for participants in the Flexible Benefits program, and up to 5% of the nominal salary for other participants. For such contribution, the employee must contribute at least the same amount.

As for the possibility of early redemption, this can occur in the following cases:

- In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund;

- At any time, the participant can redeem his/her part of the contribution. However, the company's portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions or grace periods beyond those already provided for in legislation on the topic);

- Upon termination of the relationship with the Company, the participant can access the company's part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan, a plan before the Icatu/Onze plan) or on the company's time (installment linked to the accumulated balance of Itaú/Onze plan).

It is worth highlighting that the Company's Private Pension Plan does not cover the members of the Board of Directors and the members of the Fiscal Council.

3.2) Benefits Package

The Company has a wide benefits package for Senior Management, where TIM offers, according to the established eligibility criteria: bank benefits, agreements, extended maternity leave, extended paternity leave, extended marriage leave, company time off, health care plan, pharmacy assistance, dental plan, life insurance, child nutrition assistance, daycare assistance, assistance for children classified as PwD, guidance and personal support program, food/meal vouchers, education reimbursement and quality of life. This benefits package evolves according to market practices and the collective agreement.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

• **main performance indicators considered therein, including, where applicable, indicators linked to ESG issues**

Fixed Compensation: Market practices are the factors considered in determining value, in addition to individual performance and achievement of established targets.

Variable compensation:

i. MBO - The Company's main corporate economic/financial indicators are associated with this compensation instrument, such as EBITDA, Equity Free Cash Flow, Net Service Revenues and Mobile Post Paid Base Growth vs. Market plus ESG indicators, namely Net Promoter Score (Customer Loyalty Index), employee engagement and electricity from renewable sources, reassessed and validated annually, always in line with the objectives presented to shareholders for the Three-Year Plan presented to the market.

ii. Bonus (*una tantum*) - Appreciation of individual performance, which justifies the recognition by the company. The application of this instrument is not necessarily linked to quantitative and pre-defined objectives.

iii. Hiring / Retention – Need to attract key positions and/or length of stay at the Company or another company belonging to the group.

iv. Long-term incentive plan - 2021-2023 and 2024-2026 Plans: The shares are granted according to the achievement of a set of performance measures and according to the participant's permanence in the Company for a certain predefined period. The plan's performance measures consider internal economic/financial indicators, external relative performance indicators (the Company's position in a TSR ranking made up of companies that make up the IBrX-50) and ESG indicators.

ii. reasons that justify the formation of compensation

The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of positions, through an internal system that classifies positions into "bands" based on the Hay methodology (a system with which the main positions in the organization are evaluated). The Company's short, medium and long-term compensation components are based on financial results, which act as a parameter for defining the limits of variable compensation and the share-based plan, ensuring equality between results and bonuses for the Company's executives.

iii. the existence of members not compensated by the issuer and the reason for this

The Company has five members of the Board of Directors who are not compensated, as they expressly waived the fixed monthly fees in the year 2024.

d. existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The Company has 5.0 members of the Board of Directors who are remunerated by the indirect controlling shareholders. The other members of the Statutory Executive Board, of the Board of Directors and of the Fiscal Council, when compensated as a result of activities performed for the Company, have their compensation fully borne by TIM S.A.

e. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as disposal of issuer's controlling interest

The Company does not define as a rule the compensation or benefit linked to the occurrence of a corporate event. However, it can establish a Hiring / Retention Bonus or link certain performance objectives in its variable incentive instruments to those who act directly with the challenges associated with the corporate movement, thus enabling the fulfillment of the strategic plan and the creation of value for shareholders. Finally, for the Share-based Long-Term Incentive Program, the possibility of the Board of Directors revising it is provided for, taking the necessary measures to allow its continuity, including its replacement by similar instruments, to avoid any distortions and losses to the Participants, the Company and its Shareholders, in strict alignment with its objectives.

8.2. In relation to the compensation stated in the profit or loss for the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council.

Total compensation for the Fiscal Year as of 12/31/2025 - Budgeted

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	**10**	**6**	**3**	**19**
Number of compensated members	**5**	**6**	**3**	**14**
Annual fixed compensation	**9.460.800,00**	**18.515.000,00**	**842.400,00**	**28.818.200,00**
Salary or Directors' fee	4.860.000,00	11.364.000,00	702.000,00	**16.926.000,00**
Direct and indirect benefits	0	1.632.000,00	0	**1.632.000,00**
Participation in committees	3.024.000,00	0	0	**3.024.000,00**
Other	1.576.800,00	5.519.000,00	140.400,00	**7.236.200,00**
Description of other fixed compensation	Remuneração Fixa - Outros refere-se aos recolhimentos feitos ao INSS.			
Variable compensation	**0**	**19.168.000,00**	**0**	**19.168.000,00**
Bonus	0	0	0	0
Profit sharing	0	14.617.000,00	0	14.617.000,00
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	4.551.000,00	0	4.551.000,00
Description of other variable compensations	-	Hiring bônus	-	**0**
Post-employment	**0**	**0**	**0**	**0**
Cessation of the job position	**0**	**0**	**0**	**0**
Share-based (including options)	**0**	**14.121.000,00**	**0**	**14.121.000,00**
Note	-	-	-	**0**
Total compensation with INSS	**9.460.800,00**	**51.804.000,00**	**842.400,00**	**62.107.200,00**

Total compensation for the Fiscal Year as of 12/31/2024 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	**10**	**6**	**3**	**19**
Number of compensated members	**5**	**6**	**3**	**14**
Annual fixed compensation	**5,302,800.00**	**14,682,291.75**	**715,008.00**	**20,700,099.75**
Salary or Directors' fee	2,760,000.00	10,767,899.98	595,840.00	**14,123,739.98**
Direct and indirect benefits	0	1,496,348.00	0	**1,496,348.00**
Participation in committees	1,659,000.00	0	0	**1,659,000.00**
Other	883,800.00	2,418,043.77	119,168.00	**3,421,011.77**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.			-
Variable compensation	**0**	**9,608,800.36**	**0**	**9,608,800.36**
Bonus	0	0	0	0
Profit sharing	0	9,049,573.08	0	9,049,573.08
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	559,227.28	0	559,227.28
Description of other variable compensations	-	Hiring Bonus	-	**0**
Post-employment	**0**	**0**	**0**	**0**
Cessation of the job position	**0**	**0**	**0**	**0**
Share-based (including options)	**0**	**20,602,662.46**	**0**	**20,602,662.46**
Note	-	-	-	**0**
Total compensation with INSS	**5,302,800.00**	**44,893,754.57**	**715,008.00**	**50,911,562.57**

Total compensation in the Year as of 12/31/2023 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	**10.0**	**6.4**	**3.0**	**19.4**
Number of compensated members	**5.0**	**6.4**	**3.0**	**14.4**
Annual fixed compensation	**5,146,800.00**	**15,230,060.38**	**604,800.00**	**20,981,660.38**
Salary or Directors' fee	2,760,000.00	10,729,183.49	504,000.00	**13,993,183.49**
Direct and indirect benefits	0.00	1,349,820.53	0.00	**1,349,820.53**
Participation in committees	1,659,000.00	0.00	0.00	**1,659,000.00**
Other	727,800.00	3,151,056.36	100,800.00	**3,979,656.36**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.			-
Variable compensation	**0.00**	**8,032,421.99**	**0.00**	**8,032,421.99**
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	6,705,421.99	0.00	**6,705,421.99**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	1,327,000.00	0.00	**1,327,000.00**
Description of other variable compensations	-	Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**0.00**	**0.00**	**0.00**
Share-based (including options)	**0.00**	**9,541,559.03**	**0.00**	**9,541,559.03**
Note	-	-	-	-
Total compensation with INSS	**5,146,800.00**	**32,804,041.41**	**604,800.00**	**38,555,641.41**

Total compensation in the Year as of 12/31/2022 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	**10.0**	**7.5**	**3.0**	**20.5**
Number of compensated members	**5.0**	**7.5**	**3.0**	**15.5**
Annual fixed compensation	**5,146,800.00**	**18,121,856.68**	**612,801.02**	**23,881,457.70**
Salary or Directors' fee	2,760,000.00	13,208,743.19	510,667.68	**16,479,410.87**
Direct and indirect benefits	0.00	1,969,816.25	0.00	**1,969,816.25**
Participation in committees	1,659,000.00	0.00	0.00	**1,659,000.00**
Other	727,800.00	2,943,297.24	102,133.34	**3,773,230.58**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.			-
Variable compensation	**0.00**	**15,202,046.26**	**0.00**	**15,202,046.26**
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	13,688,685.15	0.00	**13,688,685.15**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	1,513,361.11	0.00	**1,513,361.11**
Description of other variable compensations	-	Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**917,562.72**	**0.00**	**917,562.72**
Share-based (including options)	**0.00**	**33,925,371.03**	**0.00**	**33,925,371.03**
Note	-	-	-	-
Total compensation with INSS	**5,146,800.00**	**68,166,826.69**	**612,801.02**	**73,926,427.71**

8.3. In relation to the compensation of the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council:

Fiscal Year 2025 (Budgeted)	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Total number of members	**10**	**3**	**6**	**19**
Number of compensated members	**0**	**0**	**6**	**6**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0	0
Target Value provided for in the Compensation Plan	N/A	N/A	9.745.000,00	9.745.000,00
Maximum amount provided for in the compensation plan	N/A	N/A	14.617.000,00	14.617.000,00
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	0	0
Target Value provided for in the Compensation Plan	N/A	N/A	0	0
Maximum amount provided for in the compensation plan	N/A	N/A	0	0

Fiscal Year 2024 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Total number of members	**10.0**	**3.0**	**6.0**	**19.0**
Number of compensated members	**5.0**	**0.0**	**6.0**	**11.0**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	9,104,166.63	**9,104,166.63**
Maximum amount provided for in the compensation plan	N/A	N/A	13,656,249.94	**13,656,249.94**
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	9,049,573.08	**9,049,573.08**
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**

Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	N/A	N/A	0.00	**0.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	1,659,000.00	N/A	N/A	1,659,000.00

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2024 and the provisioning of the previous year's program.

Fiscal Year 2023 (Actual)	**Board of Directors**	**Fiscal Council**	**Statutory Executive Board**	**Total**
Total number of members	**10.0**	**3.0**	**6.4**	**19.4**
Number of compensated members	**5.0**	**0.0**	**6.4**	**11.4**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	8,717,500.15	8,717,500.15
Maximum amount provided for in the compensation plan	N/A	N/A	13,076,250.22	13,076,250.22
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	9,589,250.16	9,589,250.16
Bonus ***(one tantum)***				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	N/A	N/A	0.00	**0.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	1,659,000.00	N/A	N/A	**1,659,000.00**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2023 and the provisioning of the previous year's program.

Fiscal Year 2022 (Actual)	**Board of Directors**	**Fiscal Council**	**Statutory Executive Board**	**Total**
Total number of members	**10.0**	**3.0**	**7.5**	**20.5**
Number of compensated members	**5.0**	**0.0**	**7.5**	**12.5**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	10,419,537.04	10,419,537.04
Maximum amount provided for in the compensation plan	N/A	N/A	15,629,305.56	15,629,305.56
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	12,503,444.45	12,503,444.45
Bonus ***(one tantum)***				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	N/A	N/A	0.00	**0.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	1,659,000.00	N/A	N/A	**1,659,000.00**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2022 and the provisioning of the previous year's program.

8.4. Regarding the share-based compensation plan of the Board of Directors and the Statutory Executive Board in force on the last year and provided for the current year:

a. general terms and conditions

At the Extraordinary General Meeting held on March 30, 2021, a new long-term incentive plan was approved for the 2021-2023 fiscal years. The Plan approved proposes to compensate participants with shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares. Under the Plan, the Company's officers and employees ("Participants") are eligible to receive shares issued by us upon execution of a share granting agreement ("Stock Granting Agreement"), which must specify: (a) the number of shares object of the grant; (b) general conditions of performance and grace period for acquiring the right to receive shares; (d) the performance factors and how they may change the number of Performance Shares awarded and (e) the number of shares that will be subject to the Share Ownership Policy. The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG (Environmental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Triennial Plan.

On March 28, 2024, the General Shareholders' Meeting of TIM S.A. approved a new long-term incentive plan for the years 2024-2026, whose Regulation contains the same characteristics as the 2021-2023 Plan mentioned above.

The Share-Based Long-Term Incentive Plans are managed by the Board of Directors, with the support of the Compensation Committee, following the terms of the Plan and the limits established by law and our Bylaws.

b. approval date and responsible body

The Company has submitted to the competent corporate bodies a new plan for the Long-Term Incentive Program for the 2021−2023 fiscal years. The Plan was approved at an Extraordinary Shareholders' Meeting held on March 30, 2021.

A new long-term incentive plan for the years 2024-2026 was approved on March 28, 2024 by the Annual Shareholders' Meeting of TIM S.A.

c. maximum number of shares covered

The shares granted under the terms of the Long-Term Incentive Plan, including those already received by the participants or not, minus those canceled under the terms of the Plan, may grant rights on a number of shares that does not exceed 2% of the total number of shares issued of the Company during the Plan's effectiveness, provided that the total number of Shares issued or likely to be issued under the terms of the Plan is within the limit of the Company's authorized share capital.

d. maximum number of options to be granted

Not applicable, as TIM S.A. does not have a call option plan in force.

e. conditions for acquisition of shares

The conditions for acquiring shares, as provided for in the Plans, are described in the Stock Granting Agreement entered into with each of the Participants. To be entitled to receive the shares granted as Restricted Shares and/or Performance Shares, the beneficiary must wait a maximum period of 90 days, after the end of the Company's grace period, to transfer the shares, provided the applicable performance and grace period conditions are met.

f. criteria for setting the acquisition or strike price

The Plans defined for 2018-2020 and 2021-2023 allow TIM managers and/or employees to receive payments in shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . The base price of the shares granted in the 2021−2023 and 2024−2026 Plans set by the Board of Directors, have the recommendation of the Compensation Committee and do not include criteria for setting the acquisition price, as they grant shares at market value, under the rules below:

(i) Measurement Period of the Share Base Price: period, to be set by the Board of Directors, prior to the Share Granting, for defining the Share Base Price;

(ii) Share Base Price: average price of the Shares, weighted by the daily financial volume traded at B3 (B3 S.A. – Brasil, Bolsa, Balcão) during the Measurement Period of the Share Base Price.

g. criteria for setting the acquisition or strike term

For the 2021-2023 and 2024-2026 Plans, as they are stock grant plans and not options, there is no exercise term defined.

h. form of settlement

For the 2021-2023 and 2024-2026 Plans, there is no stipulated form of settlement, as there is no procedure for acquiring shares since the Plan provides for the granting of shares at market value. The Board of Directors has the option of making the payment in shares or its equivalent in cash.

i. restrictions to the transfer of shares

The Board of Directors, in its role as administrator of the Plans, shall follow the best governance practices and the rules restricting the transfer of the shares issued by the Company that have been granted. The Board of Directors is also entitled to establish Stock Ownership Guidelines.

j. criteria and events that, when checked, will cause the suspension, change or extinction of the plan

Without prejudice to the provisions of the Plans or any of the Stock Granting Agreement, the shares granted under the terms of the Plans will automatically expire, ceasing all their effects by operation of law, in the following cases:

(i) upon full receipt of the shares provided for under the 2021−2023 and 2024−2026 Plan grants;

(ii) upon termination of the Stock Granting Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever there are situations that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by Beneficiaries/Participants; e

(vi) in the event of termination of the Beneficiary/Participant described in item "k" below.

k. effects of the removal of the officer from the issuer bodies on its rights provided for in the share-based compensation plan

If the Participant requests resignation from the Company, the right to receive the ILP (Long-term Incentive Plan) that has not completed the vesting period on the termination date will be automatically extinguished, by operation of law, regardless of prior notice or indemnification.

In the event of Termination by decision of the Company without just cause (or without the occurrence of facts that would constitute just cause if the Participant were employed by the Company), or by mutual agreement, the right to receive the LTI that has not completed vesting on the date of termination will be in proportion to the vesting actually completed, by dividing the total months completed by the total months comprising the vesting, considering as a "month" the period of 30 calendar days, provided that the Participant has completed at least 12 months of participation in the Plan.

In the event of Termination by decision of the Company with just cause (or with the occurrence of facts that would constitute just cause if the Participant were employed by the Company), the rights to receive the LTI will be automatically extinguished, by operation of law, regardless of prior notice or indemnity.

In the event of the Participant's death, his/her heirs and successors shall receive the LTI that has not completed vesting in full (considering 100% achievement of the performance conditions for the remaining period) in cash, regardless of whether vesting has been completed.

In the event of the Participant's retirement, making it impossible for him/her to carry out his/her activities in the Company, the Board of Directors may authorize the receipt of all or part of the Shares subject to this Instrument, regardless of vesting.

The Board of Directors may determine that the Termination will not have occurred in the event of the Participant being transferred to another company in the same conglomerate as the Company (understood as any direct or indirect parent company of the Company, associated company, subsidiary or a company subject to common control) and determine specific rules for dealing with such cases.

8.5. In relation to the share-based compensation in the form of stock options recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

Not applicable, as TIM S.A. does not have a call option plan in force. The last fiscal year in which the Company exercised call options was 2022, as shown in the table below.

Share-based compensation – fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	7.69
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	7.69
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

[1] The **Weighted Average Strike Price** informed in the tables above corresponds to the adjusted Base Price of the Share, either upwards or downwards, as a result of the Relative Share Performance of the grants of the 2014-2016 Plan.

8.6. In relation to each grant of stock options carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content:

Not applicable, as TIM S.A. does not have a call option plan in force. The last fiscal year in which the Company exercised call options was 2022, as shown in the table below.

Share-based compensation – fiscal year ended 12/31/2022	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**R$ 3,321,091.26 – 1st grant R$ 4,256,811.15 – 2nd grant R$ 5,632,288.64 – 3rd grant**

8.7. As regards the outstanding options of the Board of Directors and the Statutory Directors at the end of the last year:

Not applicable, as TIM S.A. does not have a call option plan in force.

8.8. As regards the options exercised in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years:

Not applicable, as TIM S.A. does not have a call option plan in force. The last fiscal year in which the Company exercised call options was 2022, as shown in the table below.

Options exercised - Year ended December 31, 2022	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Options exercised		
Quantity of shares	N/A	112,552
Weighted average strike price	N/A	R$ 7.69
Weighted average market price of the shares related to the options exercised	N/A	R$ 12.1058
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 4.4158
Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 497,007.12

8.9. In relation to the share-based compensation, in the form of shares to be delivered directly to beneficiaries, recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

a. body

b. total number of members

c. number of compensated members

d. potential dilution in case of granting all shares to beneficiaries

2024-2026 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2025	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.0
Number of compensated members	0.0	6.0
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.04%

(1) To calculate the potential dilution in the year 2025, the assumption used was the average share price calculated throughout the month of December 2024.

Share-based compensation - fiscal year ended 12/31/2024	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.0
Number of compensated members	0.0	6.0
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.05%

(1) To calculate the potential dilution in the year 2024, the assumption used was the average share price calculated throughout the month of December 2023.

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.4
Number of compensated members	0.0	6.4
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.06%

(1) To calculate the potential dilution in the year 2023, the assumption used was the average share price calculated throughout the month of December 2022.

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	10.0	7.5
Number of compensated members	0.0	7.5
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.05%

(1) To calculate the potential dilution in the year 2022, the assumption used was the average share price calculated throughout the month of December 2021.

* NOTE: To calculate the percentage of potential dilution, the product of the division of the number of new shares to be potentially issued granted annually as Performance or Restricted Shares by adding this quantity to the initial number of shares of the Company before the possible capital increase, multiplying the quotient obtained by 100;

8.10. In relation to each grant of shares carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content:

a. body

b. total number of members

c. number of compensated members

d. grant date

e. number of shares granted

f. deadline for delivery of shares

g. restriction period to the transfer of shares

h. fair value of shares on the grant date

i. multiplying the number of shares granted by the fair value of the shares on the grant date

2024-2026 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation - expected on 12/31/2025	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.0**
Number of compensated members	**0.0**	**6.0**
Granting shares		
Grant date	N/A	TBD
Number of shares granted	N/A	TBD
Maximum term for delivery of shares	N/A	TBD
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2024	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.0**
Number of compensated members	**0.0**	**6.0**
Granting shares		
Grant date	N/A	July 30, 2024
Number of shares granted	N/A	1,226,859
Maximum term for delivery of shares	N/A	July 30, 2027
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Granting shares		
Grant date	N/A	July 31, 2023
Number of shares granted	N/A	1,560,993
Maximum term for delivery of shares	N/A	July 31, 2026
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Granting shares		
Grant date	N/A	April 26, 2022
Number of shares granted	N/A	1,227,712
Maximum term for delivery of shares	N/A	April 26, 2025
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

8.11. As regards the shares delivered in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years, prepare a table with the following content:

a. body

b. total number of members

c. number of compensated members

d. quantity of shares

e. weighted average price for acquisition

f. weighted average market price of the acquired shares

g. multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

Shares transferred - Year ended December 31, 2024	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.0**
Number of compensated members	**0.0**	**6.0**
Number of shares delivered	N/A	1,152,212
Weighted average price for acquisition	N/A	R$ 12.9544
Weighted average market price of acquired shares	N/A	R$ 17.1259
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ - 4,806,416.38

Shares transferred - Year ended December 31, 2023	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Number of shares delivered	N/A	1,144,706
Weighted average price for acquisition	N/A	R$ 13.2010
Weighted average market price of acquired shares	N/A	R$ 14.5241
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ -1,514,466.00

Shares transferred - Year ended December 31, 2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Number of shares delivered	N/A	1,756,091
Weighted average price for acquisition	N/A	R$ 13.1496
Weighted average market price of acquired shares	N/A	R$ 12.9772
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 302,822.82

8.12. Summary description of the information required for the understanding of the data disclosed in items 8.5 to 8.11, such as an explanation of the method for pricing the value of shares and options:

a. pricing model	Monte Carlo Simulation Model to determine fair value.
b. data and assumptions used in the pricing model, including the weighted average price for shares, exercise price, expected volatility, useful life of the option, expected dividends and risk-free interest rates	**2021–2023 Plan** - Monte Carlo Simulation Model to determine fair value. **2024–2026 Plan** - Monte Carlo Simulation Model to determine fair value.
c. method used and assumptions adopted in order to incorporate the effects expected from the anticipated exercise	Not applicable, as TIM S.A. does not have a call option plan in force.
d. form of determination of the expected volatility	Not applicable, as TIM S.A. does not have a call option plan in force.
e. if any other characteristic of the option was incorporated in the measurement of its fair value	Not applicable, as TIM S.A. does not have a call option plan in force.

8.13. Notify the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling shareholders, subsidiaries or under joint ownership, which are held by members of the Board of Directors, the Statutory Executive Board or the Fiscal Council grouped by body

December 31, 2024:

Board of Directors		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	323,963

Statutory Executive Board		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	1,171,691

Fiscal Council		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	32

Controlling shareholder		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	1,611,969,946

8.14. As regards the social security plans in force granted to the members of the Board of Directors and the Statutory Directors:

Year 2024	**Board of Directors**	**Statutory Executive Board**
Total number of members	N/A	6.0
Number of compensated members	N/A	3.0
Plan name	N/A	Supplementary social security plan – TIM
Number of management members that present the conditions to retire	N/A	0
Conditions to anticipate retirement	N/A	None

Updated amount of the accumulated contributions in the social security plan up to the closing of the last year, discounting the portion related to the contributions directly made by the officers	N/A	R$ 1,540,510.28
Updated accumulated value of contributions made during last year, less the portion related to contributions directly made management members.	N/A	R$375,947.79
Possibility of early redemption and conditions	N/A	YES

N.B.: The accumulated amount may vary negatively due to the early departure of a participant from the Pension Plan.

l. if there is the possibility of early redemption and conditions

In this plan, all employees are eligible and can join the benefit at any time, considering the rules in force between TIM and Icatu/Onze.

As for the possibility of early redemption, this can occur in the following cases:

• In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund;

• At any time, the participant can redeem his/her part of the contribution. However, the company's portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions/taxes or grace periods beyond those already provided for in legislation on the topic);

• Upon termination of the relationship with the Company, the participant can access the company's part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan) or on the company's time (installment linked to the accumulated balance of Itaú/Onze plan). This percentage scale starts with three years working for the company at 30% and, after 10 years, it offers the possibility of redeeming 100% of the company's value.

8.15. In the form of a table, in relation to the last three years, and in relation to the Board of Directors, the Statutory Executive Board and Fiscal Council, state:

	Statutory Executive Board			Board of Directors			Fiscal Council		
	2022	2023	2024	2022	2023	2024	2021	2022	2024
Total number of members	7.5	6.4	6.0	10	10	10	3	3	3
Number of compensated members	7.5	6.4	6.0	5	5	5	3	3	3
Value of the highest compensation Individual (Reais)	13,309,287	15,095,009	18,040,832	1,446,000	1,446,000	1,446,000	172,800	168,000	233,240
Amount of the lowest individual compensation (Reais)	3,564,598	3,386,003	3,993,631	624,000	624,000	624,000	172,800	168,000	140,000
Average value of individual compensation (Reais)	8,696,427	4,621,244	7,079,285	883,800	883,800	883,800	170,222	168,000	148,960

8.16. Describe contractual arrangements, insurance policies or other instruments that constitute compensation or indemnity mechanisms to the directors in case of removal or retirement, informing the financial consequences to the Issuer

For the members of the Board of Directors and the Fiscal Council, when installed, there is no provision in the contract or other mechanism that grants additional compensation or indemnification in case of removal from office or retirement.

For members of the Statutory and Non-Statutory Executive Board, their contracts may or may not provide for additional compensation or indemnification in the event of termination, corresponding to the amounts and conditions, of a legal or complementary nature, to be paid in the event of termination of the term of office or termination of the employment relationship with the Company. Legal termination amounts are calculated and paid by the company in accordance with current and applicable legislation for each type of termination. Eventual amounts and additional termination conditions are defined based on market practices, considering the different termination modalities. The position involved, the Executive's tenure in the Company, the context and conditions under which the terminations are being carried out are also factors that affect this definition. In general, such compensation is related to non-competition agreements and/or early termination of contracts. Contracts may also provide for ways of settling variable compensation that on the date of termination do not yet have the result of their objectives available.

At the end of fiscal year 2024, six Company's Officers have contracts with clauses of this nature. In none of the contracts do the amounts involved exceed two annual compensation (fixed, variable and benefits).

The Company has Directors and Officers (D&O) civil liability insurance contracted with the insurance company CHUBB Seguros Brasil S.A. and Tokio Marine Seguros S.A., effective from October 14, 2024 to October 14, 2025. The maximum indemnity limit for this policy is US$ 61 million and the coverage for the insured period is 100%.

8.17. In connection with the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the profit or loss of the Issuer in regard to the members of the Board of Directors, Statutory Executive Board or Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined in the accounting rules that address this issue.

Regarding the members of the Management who are parties related to the controlling shareholders, direct or indirect, we indicate below the percentage of the total compensation per body recognized in the Company's profit or loss for the years 2022, 2023 and 2024:

Management Body	Percentage of compensation recognized in profit or loss in		
	2022	2023	2024
Board of Directors	26%	28%	25%
Statutory Executive Board	100%	100%	100%
Fiscal Council	100%	100%	100%

8.18. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts recognized in the Issuer's profit or loss as compensation of members of the Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, and paid for any reason other than the position they hold, for example, commissions and advisory or consulting services provided.

In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company did not compensate the members of the Statutory Executive Board, members of the Board of Directors and of the Fiscal Council for any titles other than for other functions performed in the company, if not the one they occupy.

8.19. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts registered in the profit or loss of the direct or indirect controlling shareholders, companies under joint ownership and of subsidiaries of the issuer, as

compensation to members of the Issuer's Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, specifying to under which title such amounts were assigned to such individuals.

The Company's executives, independent members of the Board of Directors and members of the Fiscal Council have their compensation fully supported by TIM S.A.

Other compensation received from administrators and members of the Company's Fiscal Council:

Fiscal year 2024 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	16,330,648.96	-	-	16,330,648.96
Issuer's subsidiaries	-	-	-	-
Jointly-controlled companies	-	-	-	-

Fiscal year 2023 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	13,499,873.49	-	-	13,499,873.49
Issuer's subsidiaries	-	-	-	-
Jointly-controlled companies	-	-	-	-

Fiscal year 2022 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	14,282,203.20	-	-	14,282,203.20
Issuer's subsidiaries	-	-	-	-
Jointly-controlled companies	-	-	-	-

8.20. Provide other information that the issuer deems relevant

The Company understands that it has already provided all the information it deems relevant in the previous items.

10. Proposal to extend the Cooperation and Support Agreement

Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018.
- Total 18th Amendment Value for 2025/26 is € 2.74 M, reducing 0.5% the value of the previous Amendment (€ 2.75 M);
- Total number of Projects is 11, a reduction of 15% compared with the 17th Amendment (13 projects);
- ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Cooperation and support 2025/26 offer

Total yearly contract value
M EUR

Legenda: Consulting network · Consulting Com & Corp · Outsourcing network · Outsourcing IT · Plug & Play IT



2019/20
2020/21
2021/22
2022/23
2023/24
2024/25
2025/26
Total
8.80
9.65
8.09
7.90
7.53
2.75
2.74
Breakdown
Consulting
3.87
4.29
3.03
3.36
3.17
0.39
0.07
2.08
1.88
1.53
1.40
1.32
0.13
0.00
Outsourcing
1.75
1.57
1.45
1.43
1.39
1.08
1.21
0.29
1.24
1.27
1.41
1.26
0.76
1.06
Plug & Play
0.81
0.37
0.31
0.31
0.39
0.39
0.39
Contract mix
% of value

	YoY[1] (%) Total[1,2]		Price[1]	Man-day[1]	Licences[1]	CAGR[4] (%)
Total	1%		7%[3]	7%	0%	-18%
Consulting	81% / 100%	86%	0%	86%	0%	-52%
Outsourcing	12% / 39%	23%	1%	27%	0%	+2%
Plug & Play	0%		0%	0%	0%	-11%

1. Comparison between 2024/25 and 2025/26
2. Contract total = Price x Man-day + Licences
3. Represents the evolution of the average price per man-day of the contract as a whole: $(Price_{Consulting} \times Share_{Consulting}) + (Price_{Outsourcing} \times Share_{Outsourcing}) + (Price_{Plug\&Play} \times Share_{Plug\&Play})$
4. CAGR from 2019/20 to 2025/26

Source: TIM Brasil

Classificado como Público

Main benefits of cooperation and support 2025/26 offer

Consulting (3%Total[1])

Value in k€ and number of projects


1 Project
(75 k€)
1 New project
(75 k€)

Main benefits

Renewed projects

- N/A

New projects

- **<u>Adjustment and review of normatives:</u>** support in aligning the compliance approach adopted at the TIM Group level through the strengthening of governance and compliance culture, the transfer of methodologies, tools, and best practices, including the development of compliance models

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Main benefits of cooperation and support 2025/26 offer

Outsourcing (83%Total[1])

Value in k€ and number of projects



9 Projects (2,269 k€)
1 New project[2] (300 k€)
8 Renewed projects[2] (1,969 k€)

Main benefits

Renewed projects

- Support for systems:
  - **TIMPLAN**: maintained for provisioning of mobile services
  - **REGMAN**: essential for the TIM Ultra Fiber service (e.g., TIM Live), acting in provisioning and troubleshooting of CPEs
  - **InteracTIM:** fundamental for managing marketing campaigns for 20% of TIM's customer base
  - **NGASP:** maintained for provisioning of fixed broadband services
- Development and evolution of the **Sentinel tool**, used in monitoring the SDN environment and system integration
- Development and maintenance of **test automation for the postpaid environment**

New projects

- **DELPHIX:** A platform with a fast data recovery solution for critical applications and an ERV (Electronic Remote Vaulting) solution to manage copies of databases in remote data centers or the cloud, ensuring extremely fast recovery times

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Main benefits of cooperation and support 2025/26 offer

Plug & Play (14%Total[1])

Value in k€ and number of projects


1 project
(394 k€)
1 renewed project[2]
(394 k€)

Main benefits

Renewed projects

- Use of **SCTR**, a system developed by Telecom Italia for interconnection.

New projects

- N/A

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Rate Comparison (Jan/2025 – 18th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Consulting

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates	859	2,782

TI Blended[2,3,4,5,6]: 734 — Normal

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	548	1,718

Outsourcing IT and Plug & Play

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates	468	715

TI Blended[2,3,4,5,7]: 439 — Normal

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	237	511

Risk | Attention[8] | Normal

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2025: 5.89 2026: 6.91
2. Europe 2024 annual inflation 2.70% (Eurostat)
3. Brazil 2024 annual inflation 4.83% (IBGE ref. dec/24)
4. Taxes excluded
5. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
6. Blended rate considers: 29% Senior manager, 41% Manager, 30% Consultant
7. Blended rate considers: 4% Senior manager, 4% Manager, 92% Consultant
8. In our fairness, our pricing information database is not exhaustive; therefore, we accept 1 standard deviation – 68.2% Confidence Interval above and below our defined range is signed when prices are more than 10% off-range

Source: TIM Brasil

Telecom Italia rates – Local and Brazil – €/Man Day

Actual vs. forecast comparison

Category	Rate	Location	2024/25[2]	2025/26[2]
Consulting	Senior manager Rate[1]	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate[1]	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate[1]	Local	490	490
		Brazil	1,190	1,190
Outsourcing / Plug & Play	IT Rate[1]	Local	400	400
		Brazil	1,000	1,000

There are no travelling costs on 18th amendment

		2024/25	2025/26
Blended rates[1]	Consulting	734	734
	IT	441	439

Blended rates have maintained a similar level

1. Taxes excluded
2. Telecom Italia maintained all rates from 17h to the 18th amendment. There is a daily travel expense rate that is added to the daily rate when the service is delivered in Brazil: Consulting: + 700 €/Man Day IT: + 600 €/Man Day

Source: TIM Brasil

11. Fairness Evaluation on the Cooperation and Support Agreement

Support Agreement)

Telecom Italia services to TIM Brasil on 2025 sum 2.74M € and it is divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…	• Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk – 19 years of contract since 2006 with a value of ~10M € per annum – ~300 projects accomplished and ~170M € in services along the contract duration
… the 18th amendment has total value of 2.74 M € and scope of 11 projects in different subjects.	• In 2025 the 18th amendment value is **2.74M €** (vs. 2.75M € in 17th ammendment) with 11 Projects (vs. 13 projects in 17th ammendment), divided in Consulting, Outsourcing and Plug&Play, with the following definition: – **Consulting:** Scope **0.08M €** with 1 project – Best practices, experience sharing, guidance and support in compliance – **Outsourcing and other services**: Scope **2.27M €** with 9 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing – **Plug & Play:** Scope **0.39M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil
Projects were analyzed according to their specificities and a CSA process diagnosis was conducted	• For each project type there was a different approach on analysis: – **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe[1] – **Outsourcing and other services + Plug&Play**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy[1]

1. There are 2 main disclaimers on the price comparison analysis: i) Consideration of gross-up effect on Telecom Italia prices due to taxes and transaction costs (25.96% of total price) and ii) discount on consulting prices (25.96%)

Source: Tim, ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

Telecom Italia rates were below most European references and inside the range charged in Brazil, both for Consulting and IT…

Pages 14-16

- Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most markets:
  - **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms in Brazil and below the range in Europe
  - **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs in Brazil, and below the range in Italy

Source: ADVISIA OC&C analysis

Contract categorization

The 18th Amendment includes 11 projects, classified by nature as consulting, outsourcing and plug & play

2025/26 – 18th contractual amendment scope
In k €


1
2
3
75
2,269
394
2,738
Consulting
Outsourcing
Plug & play
Total

Contract categories	Consulting	Outsourcing	Plug & play	Total
# of Renewed projects	-	8	1	9
# of New projects	1	1	-	2

Functionality definition

- **Consulting** projects focus on knowledge transfer for the CTIO, Corporate, and Commercial areas
- **Outsourcing** projects encompass methodologies/systems that require service adaptation, improvements and support
- The system provided by Telecom Italia, classified as **plug & play**, supports interconnection according to the requirements of the **METIS project** (migration of Oi customers)

Source: Tim, ADVISIA OC&C analysis

1 Consulting

The technical and business expertise of Telecom Italia is being assimilated by TIM Brasil through consulting focused on the compliance area

Consulting projects – Per area
In k €

	Value	Projects
Corporate	75	1
Total	**75**	**1**

Per start year[1]
In % of total value



100%
2025

Per value type[1]
In % of total value



0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

18th amendment Consulting projects
In k €



75
Support for compliance activities
Only project classified as consulting

The project aims to provide **methodological support to align the compliance approach** adopted at the TIM Group level through the strengthening of governance and compliance culture

1. Values consider projects' prices in 2025/26
Source: Tim, ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
IT	1,064	2
Network	1,205	7
Total	**2,269**	**9**

Per start year[1]
In % of total value


13%
5%
81%
2020 & anterior
2021
2025

Per value type[1]
In % of total value


8%
92%
Mão de obra (Itália)
Licenças

18th amendment top 4 Outsourcing projects
In k €


764
(34%)
404
(18%)
354
(16%)
300
(13%)
448
(20%)
2,269
Testing Automation
NGASP
REGMAN
DELPHIX
Others
Total

1. Values consider projects' prices in 2025/26
Source: Tim, ADVISIA OC&C analysis

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	394	1
Total	**394**	**1**

Per start year[1]
In % of total value


100%
2015

Per value type[1]
In % of total value


0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

18th amendment Plug & Play project
In k €


394
SCTR Brasile

Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2025/26
Source: Tim, ADVISIA OC&C analysis

Evaluation approach

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

Illustrative

1. Labor costs explain ~94% of total contract value, therefore should be prioritized in analysis



Total labor: 94%
94%
0%
6%
0%
100%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services



Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

A1 Man-day prices from consulting firms, including network projects

A2 Man-day prices from IT professionals

Source: Tim, ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1** **Interviews sum-up**
- **B2** **Projects grow and new projects**

Source: ADVISIA OC&C analysis

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

A Disclaimers on price comparison analysis

- In CSA contract TIM Brasil pays all project value (2,738k € for 18th amendment) **plus all taxes and costs of transaction** (+960k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2025/26 – 18th amendment scope
In k €


2,738
960
3,698
Amendment Value
Gross-up
Estimated Payment Amount
25.96%
All taxes considered
(IR and CSLL, PIS, Cofins, Cide)

Source: Tim, ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range in Brazil and below EU's range

A1 European market consulting firms rates[1,2]

In € / man-day

Multinational strategic consulting (Players A, B) | Multinational management consulting (Players C, D)

	Player A	Player B	Player C	Player D
Senior manager	3,534	2,568	1,537	1,065
Manager	2,790	1,742	1,375	953
Senior consultant	2,046	1,192	688	530

Min.	Max.
1,065	3,534
953	2,790
530	2,046

Telecom Italia below the European range

Blended[3]
859 – 2,782 ✓

Brazilian market consulting firms rates[1,2]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	2,068	1,724	876	649
Manager	1,850	1,542	784	581
Senior consultant	1,197	998	414	406

Min.	Max.
649	2,068
581	1,850
406	1,197

Blended[3]
548 – 1,718 ✓

Telecom Italia average rates at 18th amendment consulting services

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
734[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2025: 5.89; 2026: 5.91
2. Taxes excluded
3. 29% Senior manager, 40% Manager, 31% Consultant

Source: Tim, ADVISIA OC&C analysis

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to management consulting prices

A1 Comparison between consulting firms pricing[1,2] and Telecom Italia

In € / man-day



Consultoria multinacional estratégica
Consultoria multinacional de gestão
Telecom Italia
2.200
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Senior consultant
Manager
Senior manager

Telecom Italia pricing in Brazil

- Prices below most multinational strategic consulting firms (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc)
- Prices similar to multinational management consulting firms (Ex: Accenture, Delloite, KPMG, Ernst Young, etc)

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2025: 5.89; 2026:5.91
2. Taxes excluded

Source: Tim, ADVISIA OC&C analysis

Telecom Italia's IT service rates are below IT professional teams price range in Italy and within the range charged in Brazil

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]

In € / man-day

Italy

Min.	Max.
468	715

✓

Brazil

Min.	Max.
237[3]	511[3]

✓

Price diagnosis

- Telecom Italia's tariffs are below the reference range when compared to European costs and inside the range when compared to Brazilian costs

Telecom Italia prices for IT services on 18th amendment

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	400	1,000	

	Blended
IT professional	439[4]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2025: 5.89; 2026: 5.91
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Junior Project Manager and Junior specialists / Senior team, composed of Project Manager and Senior Specialists
4. 4% Senior manager, 4% Manager, 92% Consultant

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"The Telecom Italia team has a lot of experience, and through the projects, we are able to absorb knowledge that helps us to have a more efficient operation and better serve our customers."* **Engineering Director**	*"The consulting services helped us learn techniques that were incorporated to enhance our processes."* **Engineering manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"The projects meet our needs well, but the work was even more productive before the pandemic when the Telecom Italia team was physically present."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"The Telecom Italia tools are vital for various activities for which there are no market solutions."* **Engineering manager**	

Source: ADVISIA OC&C analysis

Most projects have maintained prices compared to previous contract, except REGMAN

B2 Projects price behavior YoY[1,2]

In k €
(# of projects)

	Decrease	Increase	Mainte-nance	Total
Consulting	- (0)	- (0)	- (0)	- (0)
Outsourcing & other services	- (0)	127 (1)	- (7)	+127 (8)
Plug & Play	- (0)	- (0)	- (1)	- (1)
Total	**- (0)**	**+127 (1)**	**- (8)**	**+127 (9)**

Renewals with largest variation YoY

In k €


2024/25
2025/26
REGMAN
227
354
+56%

- The REGMAN project belongs to the Outsourcing & Other Services category
- The project involves the development, installation, and maintenance of the REGMAN system (Residential Gateway Manager), which is an Auto-Configuration Service (ACS) responsible for the remote management of residential CPEs (modems and routers) for the LIVE TIM offering, eliminating the need for on-site technicians for most activities

1. Comparison between 2024/25 and 2025/26 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

12. 18th Amendment to the Cooperation and Support Agreement

EIGHTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

EIGHTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Eighteenth Amendment to the Cooperation and Support Agreement (the "**Eighteenth Amendment**") is made this 01st May 2025, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010 (hereinafter referred to as "**TI**")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALAS 501 a 1208, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as "**TIM SA**");

For the purposes hereof TI and TIM SA shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**" or "**Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA;

WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "TIM SA";

WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR SA has been merged in TIM SA;

WHEREAS, effective as of 28th September, 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement; on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement; and on the 9th April 2021, 01st April 2022, 30th March 2023 and 28th May 2024, TI and TIM SA (into which TIM Participações SA has been merged) entered into, respectively the Fourteenth Amendment, Fifteenth Amendment, Sixteenth Amendment and Seventeenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2025 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 (hereinafter the above mentioned seventeen amendments are referred to collectively the "**Amendments"** and each reference to the Cooperation and Support Agreement shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments)

WHEREAS, according to the Seventeenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2025;

WHEREAS, TIM SA is willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Eighteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Eighteenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Eighteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Eighteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Eighteenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments and this Eighteenth Amendment.

1.4 Each reference in this Agreement to "Company" or "Companies" shall mean a reference to TIM SA.

1.5 Each reference in this Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI and TIM S.A.

2. **Amendment to the Cooperation and Support Agreement.**

2.1.1 Extension of the Term of the Cooperation and Support Agreement. The Parties hereby agree to extend the Term of the Cooperation and Support Agreement, which shall expire on the 30th of April 2025, by establishing that the Cooperation and Support Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2026 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Cooperation and Support Agreement setting forth that, during the

Extended Term the Projects to be agreed upon between the Parties in connection with the Cooperation and Support Agreement shall not exceed the total amount of € 2.737.968 (two million seven hundred thirty-seven thousand nine hundred sixty-eight) (the **"Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Eighteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term has been further implemented in consultation between TI and TIM SA and, by the execution of this Eighteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Cooperation and Support Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Eighteenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Company) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for everything that is not expressly provided for in this Eighteenth Amendment to the contrary, the provisions contained in the Agreement will remain in full force and are applicable.

3. Governing Law.

This Eighteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Eighteenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.

By: _______________
Title: ______________

____
TIM S.A.
By: _______________
Title: ______________

____
TIM S.A.
By: _______________
Title: ______________

Witnesses:

___________________________ ___________________________By

By

Annex I

ROADMAP FOR THE EXTENDED TERM

13. Management's Proposal for the Reverse Stock Split and Stock Split of the Company's Issued Shares ("Operation")

Management's Proposal for the Reverse Stock Split and Stock Split of the Company's Issued Shares

The management of TIM S.A. ("Company" or "TIM") presents below the information regarding the matter that deals with the Reverse Split and Split of shares issued by the Company and that appears on the agenda of the Annual and Extraordinary General Meeting ("AEGM") to be held on March 27, 2025, at 2:30 pm, in person, at the Company's headquarters, in particular the information regarding the approval proposal, under the terms of Article 12 of Law No. 6,404 , December 15, 1976.

Of the Operation

It involves the Reverse Split of all common shares issued by the Company, in the proportion of 100 (one hundred) shares for 1 (one) share, and subsequent split, so that 1 (one) reversed split share will correspond to 100 (one hundred) shares, without changing the value of the Company's share capital or the total number of shares issued. The proposed Operation will also not imply any change in the total number of securities of the Company traded on the American market (American Depositary Receipt - "ADR").

Once the Operation has been approved by the Annual General Meeting, the Company's Statutory Board of Executives will define the date for the commencement of the procedures for implementing the Operation, which date must be within 3 (three) months from the date of the General Meeting.

Objectives of the Operation

The Operation aims to:

(a) increase liquidity in trading of shares issued by the Company by increasing the number of shares effectively traded;

(b) reduce operating and administrative expenses resulting from the Company's current shareholding structure;
(c) provide greater efficiency in the management of its shareholding base,
(d) provide greater efficiency in the distribution of profits;
(e) increase the efficiency of the systems for registering book-entry shares and custody; and
(f) improve the provision of information to shareholders.

Scope, Share Capital, Shareholders' Rights and ADRs

The proposed Operation will apply to all of the Company's shareholders, will not result in any change to the value of the Company's share capital or to the total amount of shares issued, will not modify the rights granted by the shares issued by the Company to their holders, and will not imply any change, of the number of shares comprising each ADR, with the total number of ADRs in circulation remaining unchanged.

Applicable Procedures:

A) **Deadline for Adjusting Shareholding Position:** Once the Board of Directors has made its decision, a period of no less of 30 (thirty) days will be established for shareholders holding common shares of the Company to, if applicable, divide their shares into whole lots multiples of 100 (one hundred), at their sole and exclusive discretion ("Deadline for Adjustment of Position").

B) **Effectiveness of the Operation:** The Operation will be effective on the first business day following the end of the Position Adjustment Period. Once the Free Position Adjustment Period has ended, shareholders who hold fractions of shares resulting from the Operation will be subject to the procedure set forth in item "C" below.

C) **Auction of Remaining Fractional Shares:** After the end of the Position Adjustment Period, the fractional shares held by shareholders who have not adjusted their position to multiples of 100 (one hundred) shares will be grouped into whole numbers and sold at auction to be held at B3 S.A. – Brasil, Bolsa e Balcão on behalf of the holders of the fractional shares. The net product from the sale of these shares will be prorated and distributed proportionally among all holders of the fractional shares, on a date and in a manner to be timely announced by the Company as follows:

   (a) shareholders with complete registration data: the amounts will be deposited in the current account indicated in the respective shareholder's registration;

   (b) shareholders with shares deposited in the B3 Central Depository: the amounts will be credited directly to the Central Depository, which will be responsible for forwarding them to the respective shareholder through its custody agent; and

   (c) other unidentified shareholders or those without complete registration data: the amounts will be made available at the Company, for the legal

term, for receipt by the respective holder upon provision of complete registration data.

The funds allocated to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains", in accordance with current legislation. There may be cases of exemption depending on the nature of the investor. Therefore, the appropriate tax treatment must be identified directly by the respective shareholders and their advisors.

Additional information about the Free Position Adjustment Period, the auction and the payment of amounts to fraction holders will be provided in Notices to Shareholders to be published in due course.

In view of the above, the Company's management proposes that (i) the Operation be approved, with the reverse split of all common shares issued by the Company, in the proportion of 100 (one hundred) shares for 1 (one) share, and subsequent split, so that 1 (one) reverse split share now corresponds to 100 (one hundred) shares; and (II) if the Operation is approved, authorization for the Company's Statutory Board to define the start date of the procedures for implementing the Operation, such date must be within a period of 03 (three) months counting from the date of the AEGM as well as to carry out all acts necessary to carry out the Operation.

Rio de Janeiro, February 24, 2025

The Management

TIM S.A.

14. Proposal for Reform of the Company's Bylaws

PROPOSAL OF AMENDMENT TO TIM S.A.'S BY-LAWS
(SECTION 12, I AND II, OF RCVM 81)

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Changes – Origin, Justification and Analysis of Effects
CHAPTER I THE COMPANY'S CHARACTERISTICS		
SECTION 1º - **TIM S.A.** (the "Company") is a publicly held company, governed by these By-laws and by the applicable legislation.	UNCHANGED	
SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.	UNCHANGED	
SECTION 3º - The purpose of the Company is to:	UNCHANGED	
I. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;	UNCHANGED	
II. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;	UNCHANGED	
III. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and	UNCHANGED	

IV. Hold interest in the capital of other business or non-business companies.	UNCHANGED	
Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:	UNCHANGED	
i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;	UNCHANGED	
ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;	UNCHANGED	
iii. Provide administrative, consulting, advisory and planning services;	UNCHANGED	
iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;	UNCHANGED	
v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;	UNCHANGED	

vi. Provide services of information security, of monitoring and of georeferencing;	UNCHANGED	
vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;	UNCHANGED	
viii. Provide commercial representation and insurance representative services;	UNCHANGED	
ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;	UNCHANGED	
x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;	UNCHANGED	
xi. Promote charging and data management services;	UNCHANGED	
xii. Engage in any other activities related or akin to the previous items.	~~xii. Engage in any other activities related or akin to the previous items.~~xii. Generate and sell electricity in	The inclusion of a new item in the Company's corporate purpose aims to add a secondary

	wholesale and retail markets, in compliance with the regulations of the National Electric Energy Agency (ANEEL); and	activity focused on the generation of electricity for self-consumption, as well as the commercialization of any surplus. This measure is intended not only to enable the Company's registration with the National Electric Energy Agency (ANEEL), in accordance with its regulations, but also to generate a significant reduction in operational costs over time. It is important to emphasize that this change will not impact the Company's current operations, as the activity will be implemented strategically, only upon approval of a specific project, without compromising the Company's core activities.
	xiii. Engage in any other activities related or akin to the previous items.	Adjustment made to renumber the items.
SECTION 4º - The duration term of the Company is indeterminate.	UNCHANGED	
CHAPTER II **CAPITAL STOCK**		
SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398	UNCHANGED	

(two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.		
SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	UNCHANGED	
SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.	UNCHANGED	
Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders' Meeting.	UNCHANGED	
Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.	UNCHANGED	
SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with	UNCHANGED	

no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 ("Law 6,404/76").		
CHAPTER III SHAREHOLDERS' MEETING		
SECTION 9º - The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	UNCHANGED	
SECTION 10 – The following are exclusive powers of the Shareholders' Meeting:	UNCHANGED	
I. To amend the By-Laws;	UNCHANGED	
II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	UNCHANGED	
III. To decide on the Company's transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;	UNCHANGED	
IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");	UNCHANGED	

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;	UNCHANGED	
VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;	UNCHANGED	
VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;	UNCHANGED	
VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law no. 6,404/76;	UNCHANGED	
IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and	UNCHANGED	
X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the	UNCHANGED	

controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.		
Sole Paragraph. The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.	UNCHANGED	
SECTION 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.	UNCHANGED	
SECTION 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly	UNCHANGED	

appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.		
Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the Shareholders' Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders' Meeting.	UNCHANGED	
Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders' Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.	UNCHANGED	
SECTION 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	UNCHANGED	

Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.	UNCHANGED	
Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	UNCHANGED	
SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders' Meeting shall be convened to:	UNCHANGED	
(i) Take the management accounts; examine, discuss and vote the financial statements;	UNCHANGED	
(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and	UNCHANGED	
(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.	UNCHANGED	
SECTION 15 – The Shareholders' Meeting shall be convened, extraordinarily, whenever the Company's interests so require.	UNCHANGED	
SECTION 16 – The shareholders shall exercise their voting rights in the Company's interests.	UNCHANGED	
CHAPTER IV **COMPANY MANAGEMENT**		
SECTION I **GENERAL RULES**		

SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.	UNCHANGED	
Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.	UNCHANGED	
Paragraph 2º - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.	UNCHANGED	
Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.	UNCHANGED	
Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.	UNCHANGED	
Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.	UNCHANGED	
SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers' Meetings, as the case may be.	UNCHANGED	

Sole Paragraph. The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.	UNCHANGED	
SECTION 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.	UNCHANGED	
SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.	UNCHANGED	
Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.	UNCHANGED	

Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.	UNCHANGED	
Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	UNCHANGED	
SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.	UNCHANGED	
Sole Paragraph. The terms of office of the Managers shall be extended until the instatement of their elected successors.	UNCHANGED	
SECTION II BOARD OF DIRECTORS		
SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:	UNCHANGED	
i. Approving and following up the Company's annual budget and the Company's goals actions plan and business strategy plan for the period covered by	UNCHANGED	

the budget of the Company and of its controlled companies;		
ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;	UNCHANGED	
iii. Authorizing the issue of commercial papers for public offering;	UNCHANGED	
iv. Deciding, by delegation of the General Meeting, when debentures are issued by the Company, on the time and conditions for maturity, amortization or redemption, the time and conditions for payment of interest, profit sharing and reimbursement premium, if any, and the method of subscription or placement, as well as the types of debentures;	UNCHANGED	
v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	UNCHANGED	

vi. Deciding on the approval of a program of depository receipts issued by the Company;	UNCHANGED	
vii. Deciding on the acquisition or disposal, in whole or in part, of shares held by the Company or companies under its control in the capital of other companies, as well as a participation in joint ventures, consortiums or any similar structure that provides for the constitution of a company;	UNCHANGED	
viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	UNCHANGED	
ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;	UNCHANGED	
x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;	UNCHANGED	
xi. Deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the	UNCHANGED	

other side, subject to the provisions in Section 10, item xiii, of these By-Laws;		
xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	UNCHANGED	
xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED	

xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);	UNCHANGED	
xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);	UNCHANGED	
xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED	
xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations,	UNCHANGED	

to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;		
xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;	UNCHANGED	
xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);	UNCHANGED	

xx. Approving the Company' supplementary pension plan and that of its controlled companies;	UNCHANGED	
xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;	UNCHANGED	
xxii. Dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Officers of the Company, as the case may be;	UNCHANGED	
xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;	UNCHANGED	
xxiv. Approve the Board of Officers' internal rulings, with its respective organizational structure;	UNCHANGED	
xxv. Appointing the Company's representatives in the management of its controlled companies;	UNCHANGED	
xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;	UNCHANGED	
xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen	UNCHANGED	

(15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;		
xxviii. Decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;	UNCHANGED	
xxix. review, annually, the corporate governance program, in order to improve it;	UNCHANGED	
xxx. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;	UNCHANGED	
xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and	UNCHANGED	
xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	UNCHANGED	

Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company's administrative organization, always observing the provisions of these By-Laws.	UNCHANGED	
SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	UNCHANGED	
Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.	UNCHANGED	
Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.	UNCHANGED	
Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.	UNCHANGED	

SECTION 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.	UNCHANGED	
Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.	UNCHANGED	
Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	UNCHANGED	
SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.	UNCHANGED	
Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance,	UNCHANGED	

except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.		
Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	UNCHANGED	
Paragraph 3º - Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents.	UNCHANGED	
Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other	UNCHANGED	

Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.		
SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	UNCHANGED	
Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.	UNCHANGED	
Subsection I **Committees of The Board of Directors**		
SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.	UNCHANGED	
Sole Paragraph. The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.	UNCHANGED	
SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.	UNCHANGED	

Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company's securities are listed.	UNCHANGED	
Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.	UNCHANGED	
Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall	UNCHANGED	

meet the requirements provided for in Section 147 of Law 6,404/76.		
Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.	UNCHANGED	
Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.	UNCHANGED	
Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.	UNCHANGED	
Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.	UNCHANGED	

SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:	UNCHANGED	
I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;	UNCHANGED	
II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;	UNCHANGED	
III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;	UNCHANGED	
IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;	UNCHANGED	

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;	UNCHANGED	
VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;	UNCHANGED	
VII. evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	UNCHANGED	
VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its	UNCHANGED	

controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;		
IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;	UNCHANGED	
X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;	UNCHANGED	

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and	UNCHANGED	
XII. evaluating the quarterly information, interim statements and financial statements.	UNCHANGED	
Sole Paragraph. The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.	UNCHANGED	
SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.	UNCHANGED	
SECTION III BOARD OF EXECUTIVE OFFICERS		
SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by	UNCHANGED	

the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.		
Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.	UNCHANGED	
Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.	UNCHANGED	
SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:	UNCHANGED	
i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;	UNCHANGED	
ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the	UNCHANGED	

other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;		
iii. Decide on the participation of the Company or companies controlled by it in any association and, provided there is no provision for the constitution of a company, in any joint venture, consortium or any similar structure;	UNCHANGED	
iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;	UNCHANGED	
v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED	
vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the	UNCHANGED	

purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);		
vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);	UNCHANGED	
viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED	
ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations,	UNCHANGED	

to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;		
x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);	UNCHANGED	
xi. Approve the execution of collective agreements by the Company or its controlled companies; and	UNCHANGED	
xii. Establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.	UNCHANGED	
Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company's Management, as follows:	UNCHANGED	

i. To guarantee the effectiveness and the proper operation of the Board of Officers;	UNCHANGED	
ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;	UNCHANGED	
iii. To convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;	UNCHANGED	
iv. To install and chair the Board of Officers' Meetings;	UNCHANGED	
v. To coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;	UNCHANGED	
vi. To combine the Board of Officers' activities with the interests of the Company, its shareholders and related parties; and	UNCHANGED	
vii. To address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.	UNCHANGED	
Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To guarantee the relationship with the national and international financial community, ensuring	UNCHANGED	

compliance with the obligations of capital market regulators where the company's shares are listed.		
Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure financial, administrative, economic-managerial and tax procedures.	UNCHANGED	
Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure the Company's tutelage and legal support, except for tax matters.	UNCHANGED	
SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.	UNCHANGED	
Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.	UNCHANGED	
Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the	UNCHANGED	

Chief Executive Officer or the alternate thereto until the time of the respective meeting.		
Paragraph 3º – Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents.	UNCHANGED	
Paragraph 4º - The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	UNCHANGED	
Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.	UNCHANGED	
SECTION 34 – The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set	UNCHANGED	

forth in Sections 10, 22, 32 and 35 of these By-laws and under the law are observed.		
SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:	UNCHANGED	
i. 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or	UNCHANGED	
i. 1 (one) Officer or 1 (one) attorney, acting individually, in the following cases:	UNCHANGED	
(a) To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (b) For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney *ad judicia et extra*; (c) Signing documents that do not result in the assumption of obligations or the waiver of rights; (d) Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible;	UNCHANGED	

(e) Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (f) In exceptional situations defined by the Company's management bodies.		
Paragraph 1º - The powers of attorney granted by the Company shall be signed by 2 (two) Officers, observing the relevant levels of authority established by these By-laws.	UNCHANGED	
Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the ad judicia et extra clause, which shall be granted for an indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.	UNCHANGED	
SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company's corporate purposes.	UNCHANGED	
CHAPTER V FISCAL COUNCIL		
SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company's management	UNCHANGED	

acts and of information to shareholders and shall be operated permanently.		
SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.	UNCHANGED	
Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.	UNCHANGED	
Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.	UNCHANGED	

Paragraph 3º – The term of office of the Fiscal Council's members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.	UNCHANGED	
Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body's resolutions.	UNCHANGED	
Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	UNCHANGED	
Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company's Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.	UNCHANGED	
SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.	UNCHANGED	
SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.	UNCHANGED	
Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its	UNCHANGED	

members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.		
Paragraph 2º – Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes.	UNCHANGED	
Paragraph 3º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.	UNCHANGED	
SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.	UNCHANGED	
SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2	UNCHANGED	

(two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.		
Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.	UNCHANGED	
Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	UNCHANGED	
SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.	UNCHANGED	
Sole Paragraph. The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	UNCHANGED	
SECTION 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be	UNCHANGED	

incurred pursuant to the budget approved by the majority of its members.		
Paragraph 1º – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.	UNCHANGED	
Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the caput of this Section.	UNCHANGED	
CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS		
SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	UNCHANGED	
SECTION 46 – The Management shall submit to the Annual Shareholders' Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.	UNCHANGED	
Paragraph 1º - The net income shall have the following destination:	UNCHANGED	

(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and	UNCHANGED	
(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders	UNCHANGED	
Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	UNCHANGED	
Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.	UNCHANGED	

Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.	UNCHANGED	
Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.	UNCHANGED	
CHAPTER VII **LIQUIDATION**		
SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.	UNCHANGED	
CHAPTER VIII **DISPOSAL OF CORPORATE CONTROL**		
SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and	UNCHANGED	

this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.		
CHAPTER IX ARBITRATION		
SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.	UNCHANGED	
CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT		
SECTION I		

GENERAL PROVISIONS		
SECTION 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:	UNCHANGED	
I. the decision of the controlling shareholder or of the Company;	UNCHANGED	
II. the non-compliance with obligations under the Novo Mercado Rules; and	UNCHANGED	
III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.	UNCHANGED	
SECTION II **VOLUNTARY DELISTING OF THE COMPANY**		
SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.	UNCHANGED	
Sole Paragraph. The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by	UNCHANGED	

the Shareholders' Meeting, in accordance with the Novo Mercado Rules.		
SECTION III **COMPULSORY DELISTING OF THE COMPANY**		
SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.	UNCHANGED	
Sole Paragraph. In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.	UNCHANGED	
CHAPTER XI **CORPORATE RESTRUCTURING**		
SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing	UNCHANGED	

segment within 120 (one hundred and twenty) days from the date of the Shareholders' Meeting that resolved on the said restructuring.		
Sole Paragraph. In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.	UNCHANGED	
CHAPTER XII **GENERAL PROVISIONS**		
SECTION 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):	UNCHANGED	
I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;	UNCHANGED	
II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and	UNCHANGED	
III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the	UNCHANGED	

rights of addressees of the public tender offers provided for herein.		
SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.	UNCHANGED	
SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.	UNCHANGED	
SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil.	UNCHANGED	